UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 000-31643

TRANSATLANTIC PETROLEUM CORP.

(Translation of Registrant’s Name into English)

Suite 1840, 444 – 5th Ave., SW, Calgary, Alberta T2P 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F     ☒                Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes     ☐                No     ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     ☐                No     ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes     ☐                No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

TransAtlantic Petroleum Corp.

Announces Two Stage Private Placement, a New Short Term Credit Facility and a New Partner in its Moroccan Properties

FOR IMMEDIATE RELEASE

Calgary, Alberta (March 28, 2008) – TransAtlantic Petroleum Corp. (TSX: TNP) announced today that it has entered into a strategic relationship with Riata Management LLC and its affiliates, including Longfellow Energy, LP (“Riata”). The arrangements with Riata include an equity investment into the Company, replacing Sphere Petroleum QSC as the farm-in partner in both of the Company’s Moroccan properties, providing a short term credit facility to the Company and providing technical and management expertise to assist the Company in successfully developing and expanding its international portfolio of projects.

Longfellow Energy, LP is a privately held oil and natural gas exploration and production company headed by Malone Mitchell 3rd. Before his involvement with Longfellow, Mr. Mitchell founded Riata Energy, Inc. (“Riata Energy”), and built it into one of the largest privately held energy companies in the U.S. In 2006, Mr. Mitchell sold a controlling stake in Riata Energy, and the name of Riata Energy was changed to SandRidge Energy, Inc. SandRidge is now publicly traded on the New York Stock Exchange. Mr. Mitchell and his team plan to apply the principles that made Riata Energy successful to new oil and gas exploration ventures in the international arena. The Company looks forward to benefiting from Mr. Mitchell’s operational and management expertise and experience.

Riata will invest in TransAtlantic in a two-stage non-brokered private placement. In the first stage of the private placement, which is expected to close upon receipt of TSX approval, TransAtlantic will issue 10 million common shares to Riata or certain associated persons at Cdn $0.30 per share for Cdn $3.0 million proceeds to the Company, and Mr. Mitchell will join TransAtlantic’s Board. In the second stage, which is subject to disinterested shareholder approval, TransAtlantic will issue 25 million common shares to Riata or certain associated persons at Cdn $0.36 per share for Cdn $9.0 million. If the required shareholder approval is received, the second stage of the private placement is expected to close following the Company’s annual and special shareholder meeting scheduled for May 20, 2008 (the “Shareholder Meeting”). Riata will also nominate a second director to the Company’s Board of Directors at the Shareholder Meeting which will expand the Board to six directors. Following the closing of the second stage of the private placement, the Company will have 78,270,462 shares outstanding, of which Riata and its associated persons will own 44.7%. The net proceeds of the private placements will be used to fund drilling activities in Romania, to repay the Riata short term loan as described below and for general corporate purposes. The private placement transactions are subject to TSX approval.

Upon closing of the first stage of the private placement, Riata will loan the Company U.S. $2.0 million which the Company will use to repay the U.S. $2.0 million loan due to Quest Capital Corp., the maturity date of which has been extended to April 30, 2008 to permit the Riata loan to close. The new Riata loan will bear interest at 12% and be secured by guarantees from the Company’s first and second tier subsidiaries. Interest and principal will be due on June 30, 2008; provided that if the Company repays the Riata loan out of the proceeds from the second stage of the private placement before June 15, 2008, interest on the loan will be waived.

In addition, Riata will replace Sphere Petroleum QSC (“Sphere”) in both the Tselfat and Guercif permits in Morocco. Sphere has encountered difficulties meeting its funding obligations under the Tselfat Option and Farmout Agreement and the Guercif Participation Agreement and has agreed to assign to Riata all of Sphere’s rights and interests under both agreements in exchange for Riata assuming all of Sphere’s obligations under the Tselfat and Guercif permits. The addition of Riata in both permits is subject to any required government approvals.

Under the Tselfat Option and Farmout Agreement, Riata will fund 100% of the costs of an ongoing evaluation work program, which includes a U.S. $4.3 million 3D seismic survey being shot over a portion of the Tselfat permit and additional geological studies. The Tselfat 3D survey commenced in late January and should be completed by the end of April. Riata will have the option to acquire a 50% interest in the Tselfat permit if it commits to fund 100% of the costs of an exploration well on the permit. The Company would retain a 50% interest and operate the Tselfat permits.

Under the Guercif Participation Agreement, Riata will fund 100% of the cost of the initial three-year work program for a 50% interest in the two recently formed Guercif exploration permits. Riata will also fund back costs to the Company in the amount of U.S. $680,000. The Company would retain a 30% interest and operate the Guercif permits.

TransAtlantic is engaged in the exploration, development and production of crude oil and natural gas in Morocco, Turkey and Romania. Common shares of TransAtlantic are listed on the Toronto Stock Exchange under the symbol “TNP.”

(NO STOCK EXCHANGE, SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.)

Contacts:

Scott C. Larsen, President

Phone:	(214) 220-4323
Internet:	http://www.tapcor.com
Address:	5910 N. Central Expressway, Suite 1755
Dallas, Texas 75206

This news release contains statements concerning drilling plans, plans to acquire seismic data, plans to conduct technical studies, estimates of the costs to drill or acquire the seismic and conduct studies and estimates of when such plans will be executed as well as other expectations, plans, goals, objectives, assumptions, information or statements about future events, conditions, results of operations or performance that may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, oil and gas prices remaining relatively consistent with their current prices, access to the fields, availability of drilling rigs and other equipment, obtaining drilling success consistent with expectations, regulatory approvals being obtained and estimated timelines being met and the actual costs being consistent with estimated costs.

Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to the political stability of Turkey, reliance on Turkey’s current hydrocarbon and tax laws and regulations, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geological data, competition, reduced availability of drilling and other well services, volatility of oil and gas prices, fluctuations in currency and interest rates, The Company’s ability to access external sources of debt and equity capital, imprecision in estimating the timing and costs of drilling and development, the Company’s ability to secure adequate product transportation, changes in environmental and other regulations or the interpretation of such regulations, the ability to obtain necessary regulatory approvals, weather and general economic and business conditions.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

TransAtlantic Petroleum Corp.

ANNOUNCES FARMOUT OF TURKEY EXPLORATION LICENSES WITH EXPLORATION WELL TO BE DRILLED LATER THIS YEAR

FOR IMMEDIATE RELEASE

Calgary, Alberta (March 31, 2008) – TransAtlantic Petroleum Corp. (TSX:TNP) announces it has farmed out Blocks 4173 and 4174, two of its exploration licenses in southeastern Turkey, to an oil and gas exploration company with operations in Turkey.

In exchange for a 75% interest in both the exploration licenses, the company will drill an exploration well before the end of this year to test the Bedinan Ordivician formation (approximately 3,700 meters) on one of the licenses. TransAtlantic will own a 25% interest in both licenses and will be carried through the costs of testing the well.

The company farming into the blocks will become the operator of Blocks 4173 and 4174. Transfer of the interests in the licenses is subject to government regulatory approval. If the exploration well leads to a commercial discovery, the license on which the well is drilled would be converted to a 20-year production lease (extendable for a further 20 years in two 10-year increments) which would bear a 12.5% royalty. Currently, the tax rate in Turkey on net corporate income is 20% (subject to a further 15% withholding tax on profits transferred out of Turkey).

In other news, the holder of the option on Block 4175 has determined not to exercise the option. TransAtlantic is continuing its planned geochemical sampling and analysis on Block 4175 and its ongoing discussions with other parties interested in developing the exploration potential of the block.

TransAtlantic is engaged in the exploration, development and production of crude oil and natural gas in Morocco, Turkey and Romania. Common shares of TransAtlantic are listed on the Toronto Stock Exchange under the symbol “TNP.”

(NO STOCK EXCHANGE, SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.)

Contact:

Scott C. Larsen, President

Phone:	(214) 220-4323
Internet:	http://www.tapcor.com
Address:	5910 N. Central Expressway, Suite 1755
Dallas, Texas 75206

This news release contains statements concerning drilling plans, plans to acquire seismic data, plans to conduct technical studies, estimates of the costs to drill or acquire the seismic and conduct studies and estimates of when such plans will be executed as well as other expectations, plans, goals, objectives, assumptions, information or statements about future events, conditions, results of operations or performance that may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, oil and gas prices remaining relatively consistent with their current prices, access to the fields, availability of drilling rigs and other equipment, obtaining drilling success consistent with expectations, regulatory approvals being obtained and estimated timelines being met and the actual costs being consistent with estimated costs.

Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to the political stability of Turkey, reliance on Turkey’s current hydrocarbon and tax laws and regulations, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geological data, competition, reduced availability of drilling and other well services, volatility of oil and gas prices, fluctuations in currency and interest rates, The Company’s ability to access external sources of debt and equity capital, imprecision in estimating the timing and costs of drilling and development, the Company’s ability to secure adequate product transportation, changes in environmental and other regulations or the interpretation of such regulations, the ability to obtain necessary regulatory approvals, weather and general economic and business conditions.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

TransAtlantic Petroleum Corp.

Year End 2007 Financial Results; Annual Information Form

FOR IMMEDIATE RELEASE

Calgary, Alberta (March 31, 2008) – TransAtlantic Petroleum Corp. (TSX:TNP) today reported the following (all results in U.S. dollars):

Year End 2007 Results

TransAtlantic’s consolidated revenues for the year ended December 31, 2007 were $653,000, which represented a decrease of $960,000 (or 59%) from the $1.6 million reported for 2006. The decrease in revenue is primarily due to lower production at South Gillock and the sale of the South Gillock and Jarvis Dome properties in the fourth quarter. The consolidated net loss for 2007 was $7.9 million or $0.18 loss per share (basic), compared to consolidated net loss of $9.4 million or $0.25 loss per share (basic) for last year. The decrease in the loss for 2007 as compared to 2006 is a result of exiting unprofitable operations in the U.S. Cash used in operations in 2007 was $6.8 million compared to $3.3 million in 2006.

The Company held its U.S. operations for sale during 2007 and disposed of most of its U.S. oil and gas properties as of year end 2007. Loss from discontinued operations was $3.4 million in 2007 compared to $4.7 million in 2006. Cash used in discontinued operations was $800,000 in 2007 as compared to $200,000 in 2006.

During the year, the Company incurred $2.7 million in general and administrative expenses of which $554,000 was stock-based compensation expense. The Company incurred and expensed $2.3 million in costs related to the pre-acquisition, reconnaissance and evaluation of our international oil and gas activities including technical, professional and administrative costs.

Lease operating expenses decreased 34% to $1.2 million as compared to $1.8 million incurred in the prior year. Depreciation, depletion and accretion (“DDA”) decreased to $2.2 million for 2007 as compared to $4.6 million for 2006. The decreases in lease operating expenses and DDA are due to the sale of the Company’s South Gillock and Jarvis Dome properties and to a higher impairment charge in 2006. In 2007, DDA includes a write-down of the U.S. properties to their sales value. At year-end the Company had cash and short-term investments of $2.2 million, current debt of $2.0 million and negative working capital of $202,000.

The Company recently announced that it has entered into strategic relationship with Riata Management LLC and its affiliates (“Riata”) under which Riata will, subject to regulatory and shareholder approval, make an equity investment into the Company, replace the farm-in partner in both of the Company’s Moroccan properties and provide a short term credit facility to the Company. For more information, please see the Company’s press release dated March 28, 2008.

Annual Information Form

TransAtlantic Petroleum Corp. has filed its Annual Information Form on SEDAR which contains the National Instrument Form 51-101 F1 information (Statement of Reserves Data and other Oil and Gas Information). It has also filed National Instrument Forms 51-101 F3 on SEDAR. The information can be accessed electronically from the SEDAR system at www.sedar.com.

TransAtlantic is engaged in the exploration, development and production of crude oil and natural gas in Morocco, Turkey and Romania. Common shares of TransAtlantic are listed on the Toronto Stock Exchange under the symbol “TNP.”

(NO STOCK EXCHANGE, SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.)

Contact:

Scott C. Larsen, President

Phone:	(214) 220-4323
Internet:	http://www.tapcor.com
Address:	5910 N. Central Expressway Suite 1755
Dallas, Texas 75206

This news release contains statements regarding expectations, plans, goals, objectives, assumptions or information about future events, conditions, results of operations or performance that may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, the ability of the Company to continue to develop and exploit attractive foreign initiatives.

Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to the continuing ability of the Company to operate effectively internationally, reliance on current oil and gas laws, rules and regulations, volatility of oil and gas prices, fluctuations in currency and interest rates, imprecision of resource estimates, the results of exploration, development and drilling, imprecision in estimates of future production capacity, changes in environmental and other regulations or the interpretation of such regulations, the ability to obtain necessary regulatory approvals, weather and general economic and business conditions.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Consolidated Financial Statements of

TRANSATLANTIC PETROLEUM CORP.

Years ended December 31, 2007 and 2006

MANAGEMENT’S REPORT

Management has prepared the consolidated financial statements in accordance with accounting principles generally accepted in Canada. If alternative methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has ensured that the consolidated financial statements are presented fairly in all material respects. Management has also prepared the financial information presented in Management’s Discussion and Analysis and ensured that it is consistent with information in the consolidated financial statements.

TransAtlantic Petroleum Corp. maintains internal accounting and administrative controls designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and Management’s Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfills its responsibilities for financial reporting.

The Audit Committee is appointed by the Board and is composed of non-management Directors. The Audit Committee has met with management and with the external auditors to discuss internal controls and reporting issues and to satisfy itself that management’s responsibilities are properly discharged. It reviews the consolidated financial statements and the external auditors’ report. The Audit Committee also considers, for review by the Board and approval by shareholders, the engagement or reappointment of external auditors.

KPMG LLP, the external auditor, has audited the consolidated financial statements in accordance with the auditing standards generally accepted in Canada on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

Scott C. Larsen	Hilda Kouvelis
Scott C. Larsen	Hilda Kouvelis
President and Chief Executive Officer	Vice President and Chief Financial Officer

March 31, 2008

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of TransAtlantic Petroleum Corp. as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Canada
March 31, 2008

TRANSATLANTIC PETROLEUM CORP.

Consolidated Balance Sheets

As at December 31, 2007 and 2006

(Thousands of U.S. Dollars)

	2007	2006

Assets

Current assets
Cash and cash equivalents	$2,224	$4,688
Accounts receivable	566	422
Prepaid and other current assets	45	84

	2,835	5,194
Restricted cash (notes 4, 14 and 15)	2,272	4,339

Property and equipment (note 6)	1,572	1,572

Assets held for sale (note 5)	–	4,287

	$6,679	$15,392

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$789	$1,990
Loan payable (note 8)	2,000	–
Asset retirement obligations of assets held for sale (notes 5 and 7)	8	–
Settlement provision (note 14)	240	961

	3,037	2,951

Asset retirement obligations of assets held for sale (note 5)	–	1,939

Shareholders’ equity
Share capital (note 9)	23,788	23,164
Warrants (note 9)	1,108	2,017
Contributed surplus (note 9)	5,646	4,284
Deficit	(26,900)	(18,963)

	3,642	10,502
Going concern (note 1)
Commitments (notes 14 and 15)
Subsequent events (notes 1, 5, 8 and 16)

	$6,679	$15,392

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

“Brian Bayley”	Director

“Michael Winn”	Director

TRANSATLANTIC PETROLEUM CORP.

Consolidated Statements of Operations, Comprehensive Loss and Deficit

Years ended December 31, 2007 and 2006

(Thousands of U.S. Dollars, except for per share amounts)

	2007	2006

Expenses
General and administrative	$2,673	$2,441
International oil and gas activities (note 6)	2,312	2,279
Settlement provision (note 14)	(313)	–
Foreign exchange loss	45	59
Write down of investment	–	157
Gain on sale of marketable securities	–	(118)
Loss on sale of investment	–	400

	4,717	5,218

Interest expense and financing expense	62	–
Interest and other income	(240)	(545)

Loss from continuing operations	4,539	4,673
Loss from discontinued operations (note 5)	3,398	4,740

Net loss and comprehensive loss for the year	7,937	9,413
Deficit, beginning of year	18,963	9,550

Deficit, end of year	$26,900	$18,963

Net loss per share (note 9)
Basic and diluted – continuing operations	$0.11	$0.12
Basic and diluted – discontinued operations	$0.08	$0.12
Basic and diluted	$0.18	$0.25

See accompanying notes to consolidated financial statements.

TRANSATLANTIC PETROLEUM CORP.

Consolidated Statements of Cash Flows

Years ended December 31, 2007 and 2006

(Thousands of U.S. Dollars)

	2007	2006

Cash provided by (used in)

Operating activities
Loss from continuing operations	$(4,539)	$(4,673)
Items not involving cash
Gain on sale of marketable securities	–	(118)
Loss on sale of investment	–	400
Write-down of investment	–	157
Stock-based compensation	554	260

	(3,985)	(3,974)
Changes in non-cash working capital (note 13)	(2,027)	798

	(6,012)	(3,176)

Discontinued operations held for sale
Net loss from discontinued operations (note 5)	(3,398)	(4,740)
Items not involving cash
Non-cash financing expense	359	–
Write-down of assets held for sale	1,867	3,061
Depreciation, depletion and accretion	351	1,513

	(821)	(166)

	(6,833)	(3,342)
Investing activities
Cash used in discontinued operations related to investment activities	(4,126)	(4,737)
Marketable securities	–	210
Proceeds from sale of assets	4,264	2000
Redemption of short-term investments	–	1,500
Restricted cash	2,067	(2,229)

	2,205	(3,256)
Financing activities
Exercise of warrants and options	164	222
Issuance of common shares, net	–	3,497
Loan proceeds (note 8)	4,000	–
Loan repayment (note 8)	(2,000)	–

	2,164	3,719
Change in cash and cash equivalents	(2,464)	(2,879)
Cash and cash equivalents, beginning of year	4,688	7,567

Cash and cash equivalents, end of year	$2,224	$4,688

Supplemental cash flow information
Interest received	$240	$305
Interest paid	349	64

See accompanying notes to consolidated financial statements.

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

1.	Going concern

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that TransAtlantic Petroleum Corp. (the “Company”) will realize its assets and discharge its liabilities in the normal course of operations.

At December 31, 2007, the Company had cash and cash equivalents of $2.2 million, $2.0 million in current debt, no long term debt and a working capital deficit of $202,000. The Company incurred losses during the year ended December 31, 2007 of approximately $7.9 million. The loan payable is due on April 30, 2008 (see note 8). In addition, the Company has commitments relating to work commitments (see notes 6 and 15).

On March 28, 2008, the Company announced the formation of a strategic relationship with Riata Management LLC and its affiliates (“Riata”) (see note 16). The arrangements with Riata include an equity investment into the Company, replacing the current partner as the farm-in partner in both of the Company’s Moroccan properties, providing a short term credit facility to the Company to repay the Quest bridge loan and providing technical and management expertise to assist the Company in successfully developing and expanding its international portfolio of projects. The equity investments into the Company are subject to regulatory and shareholder approval.

If the Riata transactions do not close, the Company does not have sufficient funds to continue in operation past April 2008.

The Company will continue to evaluate farmout arrangements, the sale of certain non-core properties, and additional financings as options for additional sources of capital.

Management and the Board of Directors continue to explore funding alternatives. Management considers the going concern basis to be appropriate for these financial statements. If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, reported expenses and the balance sheet classifications used.

2.	Significant accounting policies

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its wholly owned subsidiaries.

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Actual results could differ from those estimates and assumptions; however, management believes that such differences would not be material.

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Page 2

Years ended December 31, 2007 and 2006

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

(a)	Joint interest activities

Many of the Company’s exploration, development and production activities are conducted jointly with other entities and accordingly the consolidated financial statements reflect only the Company’s proportionate interest in such activities.

(b)	Property and equipment

The Company uses the full cost method to account for its oil and gas activities. Under this method, oil and gas assets are evaluated at least annually to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost or market of unproved properties exceed the carrying value of the oil and gas assets. If the carrying value of the oil and gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost or market of unproved properties. The cash flows are estimated using the future product prices and costs and are discounted using a risk-free rate.

Under the full cost method of accounting, the Company capitalizes all acquisition, exploration and development costs incurred for the purpose of finding oil and gas reserves in cost centers on a country-by-country basis. Costs associated with production and general corporate activities are expensed in the period incurred. The Company expenses pre-acquisition and reconnaissance activities. Proceeds from the sale of oil and gas properties are applied against capitalized costs, and gains or losses are not recognized unless the sale would alter the depletion rate by more than 20%.

The Company computes the provision for depreciation and depletion of oil and gas properties using the unit-of-production method based upon production and estimates of gross proved reserve quantities as determined by independent reservoir engineers. Unevaluated property costs are excluded from the amortization base until the properties associated with these costs are evaluated and determined to be productive or become impaired.

Depreciation of furniture, fixtures and other assets is provided for on the straight-line basis at rates between three and seven years designed to amortize the cost of the assets over their estimated useful lives.

(c)	Asset retirement obligation

The Company records a liability for the fair value of legal obligations associated with the retirement of long-lived tangible assets in the period in which they are incurred, normally when the asset is purchased or developed. On recognition of the liability there is a corresponding increase in the carrying amount of the related asset known as the asset retirement cost, which is depleted on a unit-of production basis over the life of the reserves. The liability is adjusted each reporting period to reflect the passage of time, with the accretion charged to earnings, and for revisions to the estimated future cash flows. Actual costs incurred upon settlement of the obligations are charged against the liability and any significant difference is recognized as a gain or loss to earnings in the period in which the settlement occurs.

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Page 3

Years ended December 31, 2007 and 2006

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

(d)	Revenue recognition

Revenue from the sale of product is recognized upon delivery to the purchaser when title passes.

(e)	Foreign currency translation

The Company translates foreign currency denominated transactions and the financial statements of integrated foreign operations using the temporal method. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates in effect at the transaction dates for non-monetary items. Income and expenses are translated at the average exchange rates in effect during the applicable period. Exchange gains or losses are included in operations in the period incurred.

(f)	Stock-based compensation

The Company uses the fair value method when stock options are granted to employees, consultants and directors under the fixed share option plan. Under this method, compensation expense is measured at the grant date and recognized as a charge to earnings over the vesting period with a corresponding credit to contributed surplus. Options granted to consultants, to the extent unvested, are fair valued on subsequent reporting dates. Upon exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. The fair value of the options is determined using the Black-Scholes option pricing model.

(g)	Income taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

(h)	Per share information

Basic per share amounts are calculated using the weighted average common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only “in the money” dilutive instruments impact the diluted calculations in computing diluted earnings per share. Diluted calculations reflect the weighted average incremental common shares that would reflect the weighted average incremental common shares that would be issued upon exercise of dilutive options assuming the proceeds would be used to repurchase shares at average market prices for the period.

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Page 4

Years ended December 31, 2007 and 2006

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

(i)	Cash and cash equivalents

Cash and cash equivalents include term deposits and investments with original maturities of three months or less.

Risk factors are disclosed under “Risk Factors” in the Annual Information Form filed on SEDAR at www.sedar.com.

3.	Accounting pronouncements

Pending accounting pronouncements

(a)	Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006 three new accounting standards were issued by the CICA. These were Handbook 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosure, and Handbook Section 3863, Financial Instruments – Presentation. These new standards will be effective on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital, (ii) quantitative data about what the entity regards as capital, (iii) whether the entity has complied with any capital requirements, and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company is currently assessing the impact of these new standards upon its financial statements.

(b)	Inventories

In March 2007 Section 3031, Inventories, was adopted which aligns Canadian generally accepted accounting principles (“GAAP”) with International Financial Reporting Standards (“IFRS”) was issued by the CICA. This standard will be effective on January 1, 2008. This standard will not have a material impact upon the Company’s financial statements.

(c)	International Financial Reporting Standards (“IFRS”)

In 2005 the Accounting Standards Board of Canada (“AcSB”) announced that accounting standards in Canada are to converge with IFRS. The AcSB has indicated that Canadian entities will need to begin reporting under IFRS by the first quarter of 2011 with appropriate comparative data from the prior year. Under IFRS, the primary audience is capital markets and as a result, there is significantly more disclosure required, specifically for quarterly reporting. Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which must be addressed, including differences including differences in accounting for oil and gas properties.

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Page 5

Years ended December 31, 2007 and 2006

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

The Company is currently assessing the impact of these new standards on its financial statements.

Changes in accounting policies

(a)	Financial Instruments – Recognition and Measurement – (Section 3855). This standard sets out the criteria for the recognition and measurement of financial instruments commencing January 1, 2007. This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or other comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair value of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held-to-maturity, loans and receivables, and other financial liabilities, available-for-sale financial assets, and held-for-trading. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period to which they relate.

Upon adoption of these new standards, the Company designated its accounts receivable as loans and receivables, which are measured at amortized cost. Debt, accounts payable and accrued liabilities are classified as other financial liabilities which are also measured at amortized cost. The Company had no available-for-sale assets, or held-for-trading instruments.

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Page 6

Years ended December 31, 2007 and 2006

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

Prior to adoption of the new standards, physical receipt and delivery contracts were not within the scope of the definition of a financial instrument. On adoption of the new standards, the Company elected to continue to account for any commodity sales contracts and other non-financial contracts on an accrual basis rather than as non-financial derivatives. The Company had no physical receipt or delivery contracts outstanding.

Derivatives embedded in other financial instruments must be separated and fair valued as separate derivatives under the new standard. The Company has not identified any embedded derivatives in any of its instruments.

(b)	Hedging (Section 3865) This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. On adoption of these standards, the Company did not have any agreements or contracts which are following hedge accounting.

(c)	Comprehensive Income (Section 1530) Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in “other comprehensive income or loss” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. The Company had no “other comprehensive income or loss” transactions during the year ended December 31, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

4.	Restricted cash

Restricted cash represents cash placed in escrow accounts or in certificates of deposit that is pledged for the satisfaction of liabilities or performance guarantees. At December 31, 2007, restricted cash includes: $240,000 in respect of the settlement of Nigerian liabilities (see note 14), $2.0 million in a certificate of deposit supporting a $2.0 million bank guarantee of the Morocco work program (see note 15) and $27,000 relating to the certificate of deposit that is a collateral for a letter of credit in favor of the Oklahoma Tax Commission.

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Page 7

Years ended December 31, 2007 and 2006

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

5.	Discontinued operations and assets held for sale

	Cost	Accumulated depreciation, depletion and write-down	Net book value
2007
Crude oil and natural gas properties United States	$11,053	$11,053	$—

2006
Crude oil and natural gas properties United States	$11,164	$6,877	$4,287

The Company has segregated its U.S oil and gas properties as held for sale in conjunction with its plan to sell its proved and undeveloped interests in the U.S. At December 31, 2007, the assets of the discontinued operations were measured at their fair value less costs to sell. The Company recorded a write-down in 2007 of approximately $1.9 million. As such, $nil net book value of property and equipment and $8,000 of asset retirement obligations have been reflected as assets held for sale as at December 31, 2007 as predominantly all of the Company’s U.S. operations have been disposed of.

On November 12, 2007, the Company sold its South Gillock and State Kohfeldt Units, as well as the shallow rights over the South Gillock Unit, for $4.0 million, and the buyer assumed an estimated $2.0 million in plugging and abandonment liability associated with the units.

In addition, the Company sold the Jarvis Dome property in October 2007 for $250,000.

Loss from discontinued operations includes the following amounts:

	Years ended December 31,
	2007	2006
Revenues, oil and gas sales—net	$653	$1,613

Expenses:
Lease operating expenses	1,167	1,779
Depletion, depreciation and accretion	351	1,513
Interest expense	307	—
Financing expense—shares issued (note 9)	359	—
Write-down of assets	1,867	3,061

Loss from discontinued operations	$3,398	$4,740

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Page 8

Years ended December 31, 2007 and 2006

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

6.	Property and equipment

	Cost	Accumulated Depreciation and depletion	Net book value
2007
Crude oil and natural gas properties Romania	$1,572	$—	$1,572
Furniture, fixtures and other assets	238	238	—

Balance, December 31, 2007	$1,810	$238	$1,572

2006
Crude oil and natural gas properties Romania	$1,572	$—	$1,572
Furniture, fixtures and other assets	238	238	—

Balance, December 31, 2006	$1,810	$238	$1,572

(a)	Morocco:

In August 2007, the Company reached an agreement to farmout 50% of its interest in the Tselfat exploration permit to Sphere Petroleum QSC (“Sphere”). In exchange for an option to acquire 50% of the Company’s interest in the Tselfat permit, Sphere agreed to fund the costs of a 3D seismic survey over the Haricha field and northern portion of the Bou Draa field and also fund the cost of additional geological studies. The 3D seismic survey and the studies will be conducted in 2008 at an estimated cost of $6.5 million. Upon its exercise of the option, Sphere committed to (i) fund the drilling and testing of an exploratory well; and (ii) replace the Company’s bank guarantee deposited with the Moroccan government.

Effective January 2008, the Company converted a portion of its Guercif—Beni Znassen reconnaissance license into two exploration permits in the Guercif area in northeastern Morocco. Pursuant to a participation agreement between the Company (30%), Stratic Energy Corporation (20%) and Sphere (50%), Sphere agreed to bear the entire cost of the initial three-year work program to earn its 50% interest in the two Guercif exploration permits. The interests of the Company, Sphere and Stratic are subject to the 25% interest in the Guercif exploration permits held by the national oil company of Morocco, which is carried during the exploration phase but pays its share of costs in the development phase. In addition, Sphere agreed to reimburse the Company and Stratic their back costs.

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Page 9

Years ended December 31, 2007 and 2006

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

(b)	Romania:

The Company capitalized $1.6 million of expenditures related to seismic surveys completed at the end of 2006 in Romania. No further seismic costs have been incurred as of December 31, 2007. In September 2007, the Company received final approval from the Romanian Government for the three production licenses in Romania previously awarded to the Company.

(c)	Other countries:

During the year ended December 31, 2007, the Company continued to evaluate and expand its initiatives in Turkey. In August 2007, the Company was awarded three additional exploration licenses in Turkey that expire in June 2011. The Company relinquished its interest in the U.K. North Sea in December 2007.

Approximately $2.3 million of costs were incurred and expensed towards the pre-acquisition, reconnaissance and evaluation of the Company’s international oil and gas activities, including those conducted in Morocco and Romania, including technical, professional and administrative costs during the year ended December 31, 2007 (2006—$2.3 million).

7.	Asset retirement obligations

As part of its development of oil and gas opportunities, the Company incurs asset retirement obligations (“ARO”) on its properties. The Company’s ARO results from its responsibility to abandon and reclaim its net share of all working interest properties. At December 31, 2007 the net present value of the Company’s total ARO is estimated to be $8,000 (December 31, 2006—$1.9 million), with the undiscounted value being $14,000 (December 31, 2006—$2.4 million). An inflation rate of 2% was assumed and a discount rate of 7% was used to calculate the present value of the ARO. For reporting purposes, the asset retirement obligations associated with the current assets held for sale (see note 5) have been reclassified as current liabilities.

	Year ended December 31, 2007	Year ended December 31, 2006
Beginning balance, December 31, 2006	$1,939	$556
Liabilities incurred	26	86
Accretion expense	72	127
Revision of estimate		1,341
Liabilities sold (note 5)	(2,029)	(171)

Ending balance, December 31, 2007	$8	$1,939

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Page 10

Years ended December 31, 2007 and 2006

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

8.	Loan payable

In April 2007, the Company entered into a $3.0 million short-term standby bridge loan from Quest Capital Corp. (“Quest”). Upon entering the arrangement, Quest and the Company had two directors in common, and as at December 31, 2007 they had one director in common. Transactions with Quest have been conducted at their exchange value. The Company mortgaged certain of the Company’s assets, including the South Gillock property, and pledged 100% of the common stock of the Company’s wholly-owned subsidiary, TransAtlantic Petroleum (USA) Corp., as security. At closing, the Company paid Quest a loan fee totaling 132,353 common shares. In addition, the Company paid Quest an amount equal to 5% of the principal drawn down, payable in the Company’s common shares using a formula based on a discount to the five-day volume weighted average trading price. The Company issued 371,470 common shares to Quest in fees as the Company drew down on the loan. On November 13, 2007, the Company paid down $2.0 million in principal on the loan in connection with the sale of the Company’s South Gillock property and extended the maturity date on the outstanding principal balance of $2.0 million to March 31, 2008. The outstanding principal balance bears interest at 1% per month and the Company paid an up-front fee of $40,000.

Under its arrangement with Riata (see note 16), Riata has agreed to loan the Company $2.0 million to repay the Quest loan. Closing of the Riata loan is conditioned on closing of the initial phase of the private placement. Quest has agreed to extend the maturity date to April 30, 2008 to facilitate the closing of the Riata loan.

9.	Share capital

(a)	Authorized

Unlimited number of common shares and preferred shares, without par value

(b)	Issued

Common shares:

(In thousands)	Number of Shares	Amount
Balance, December 31, 2005	37,659	$20,476
Private placement of common stock	4,500	2,493
Share issue costs	—	(214)
Stock options exercised	280	252
Stock warrants exercised	118	157

Balance, December 31, 2006	42,557	23,164
Shares issued for financing (see notes 5 and 8)	504	359
Stock options exercised	185	232
Stock warrants exercised	25	33

Balance, December 31, 2007	43,271	$23,788

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Page 11

Years ended December 31, 2007 and 2006

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

Warrants:
(In thousands)	Number of Warrants	Amount
Balance, December 31, 2005	11,010	$3,502
Expired	(7,635)	(2,670)
Exercised	(118)	(33)
Issued pursuant to private placement	4,500	1,333
Issue costs	219	(115)

Balance, December 31, 2006	7,976	2,017
Expired	(3,232)	(902)
Exercised	(25)	(7)

Balance, December 31, 2007	4,719	$1,108

(c)	December 2006 private placement

The Company issued 4,500,000 Units at $0.85 per Unit for gross proceeds of $3.8 million. Each Unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $1.05 through December 4, 2008. If the volume weighted average closing price of the Company’s common shares exceeds $1.55 per share for 20 consecutive trading days, the Company will be entitled to accelerate expiration of the warrants (thereby requiring the warrant holder to exercise the warrant within 30 days of being notified of the accelerated expiration). In connection with the issuance of the Units, the Company paid a commission of $249,000 and issued 219,375 finders warrants with an estimated fair value of $60,000 exercisable on the same terms as the purchase warrants. In addition to the finder’s fee, approximately $80,000 of legal, consulting and filing fees were incurred related to the private placement.

(d)	Stock option plan

The Company granted 915,000 stock purchase options on December 4, 2007. All of the options were granted pursuant to the Plan with a five-year term exercisable at $0.31 per share. The options were issued on three different vesting schedules. 165,000 of the options issued vested immediately. As to 600,000 of the options issued, 1/3 vested immediately, 1/3 will vest in one year and 1/3 will vest in two years. As to 150,000 of the options issued, 1/3 vested immediately, 1/3 vested March 31, 2008 and 1/3 will vest December 31, 2008.

The Company also granted 1,355,000 stock purchase options on January 10, 2007. All of the options were granted pursuant to the Plan with a five-year term exercisable at $1.00 per share. The options were issued on two different vesting schedules. As to 405,000 of the options issued, 50% vested immediately and 50% will vest in one year. As to 950,000 of the options issued, 1/3 vested immediately, 1/3 will vest in one year and 1/3 will vest in two years.

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Page 12

Years ended December 31, 2007 and 2006

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

Based upon these terms, a Black-Scholes pricing model derives a fair value for the grants of approximately $554,000 recognized as stock-based compensation expense for the year ended December 31, 2007 (2006—$260,000). The unamortized amount at December 31, 2007 is $263,000.

The estimated fair value of share options issued during the periods was determined using the Black-Scholes pricing model with the following assumptions:

Option Value Inputs	2007	2006
Risk free interest rate	4.2%	4.7%
Expected option life	5 Years	5 Years
Volatility in the price of the Company’s shares	71-172%	74-77%
Forfeiture	10%	20%

The Company’s Amended and Restated Stock Option Plan had 42,067 common shares reserved for issuance as at December 31, 2007. All options presently issued under the plan have a five-year expiry. Details of the Company’s plan as at December 31, 2007 and 2006 are presented below.

	2007		2006
(Shares in thousands)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	2,280	$0.87	2,540	$0.76
Granted	2,270	0.72	355	1.13
Expired	(80)	(0.82)	(335)	0.72
Exercised	(185)	(0.74)	(280)	0.63

Outstanding at end of year	4,285	$0.80	2,280	$0.87

Exercisable at end of year	2,957	$0.83	2,280	$0.87

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Page 13

Years ended December 31, 2007 and 2006

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

The following table summarizes information about stock options as at December 31, 2007 (Shares in thousands):

Options Outstanding				Options Exercisable
Range of Prices		Number outstanding	Weighted- average remaining contractual life	Weighted- average exercise price	Number exercisable	Weighted - average exercise price
Low	High
(years)
$ 0.31	$0.31	915	4.93	$0.31	415	$0.31
$ 0.75	$0.99	1,675	1.89	$0.84	1,675	$0.84
$ 1.00	$1.20	1,695	3.88	$1.03	867	$1.05

		4,285	3.33	$0.80	2,957	$0.83

(e)	Per share amounts

Basic per common share amounts were calculated using a weighted average number of common shares outstanding for 2007 of 43,037,098 (2006 – 38,181,808).

(f)	Contributed surplus

	2007	2006
Beginning balance	$4,284	$1,508
Increase from stock based compensation	554	260
Transfer to share capital on option exercise	(94)	(154)
Warrants expired	902	2,670

Ending balance	$5,646	$4,284

10.	Income taxes

The income tax provision differs from the amount that would be obtained by applying the Canadian basic federal and provincial income tax rate to net loss for the year as follows:

(In thousands)	2007	2006
Statutory tax rate	32.12%	34.5%
Expected income tax reduction	$(2,559)	$(3,247)
Increase (decrease) resulting from
Stock-based compensation	178	76
Change in enacted tax rates	787	(163)
Expiration of tax deductions	95	1,045
Change in valuation allowance	1,674	1,868
Other	(175)	421

	$—	$—

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Page 14

Years ended December 31, 2007 and 2006

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

The components of the net future income tax asset at December 31, 2007 and 2006 is as follows:

(In thousands)	2007	2006
Future income tax liabilities
Property and equipment in excess of tax values	$—	$(212)

Future income tax assets
Property and equipment	$268	$—
Operating loss carry-forwards	13,844	9,945
Capital loss carry-forwards	959	845
Share issue costs	112	255
Investments	—	54
Valuation allowance	(15,183)	(10,887)

Net future income tax asset	$—	$—

The Company and its wholly-owned subsidiaries have accumulated losses or resource-related deductions available for income tax purposes in Canada and the U.S. No recognition has been given in these consolidated financial statements to the future benefits that may result from the utilization of these losses for income tax purposes. The Company has non-capital tax losses in Canada of approximately $2.9 million which expire commencing in 2008 and non-capital tax losses in the U.S. of approximately $32 million which expire commencing in 2008. The Company has capital tax losses in Canada of approximately $7.7 million which do not expire.

11.	Segment information

As of December 31, 2007, the Company and its subsidiaries operate in one industry segment, composed of three reportable geographic segments, involving the exploration for and the development and production of crude oil and natural gas. Identifiable assets, revenues and net loss in each of its geographic areas are as follows:

December 31, 2007	Identifiable assets (liabilities)	Net Revenues	Net Loss
United States	$190	$—	$4,182
Morocco	2,196	—	712
Romania	1,881	—	811
Corporate assets and other	2,412	—	2,232

	$6,679	$—	$7,937

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Page 15

Years ended December 31, 2007 and 2006

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

December 31, 2006	Identifiable assets (liabilities)	Net Revenues	Net Loss
United States	$4,709	$—	$4,740
Morocco	3,414	—	859
Romania	1,894	—	605
Corporate assets and other	5,375	—	3,209

	$15,392	$—	$9,413

12. Financial instruments

The fair value of the Company’s financial instruments at December 31, 2007 of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair values.

Interest rate risk

The Company is exposed to interest risk as a result of its fixed rate notes and its variable rate short-term cash holdings. Interest rate changes would result in gains or losses in the market value of the Company’s fixed rate debt due to differences between the current market interest rates and the rates governing these instruments.

Foreign currency risk

The Company has underlying foreign currency exposure. The Company’s currency exposures relate to transactions denominated in the Canadian dollar, British pound, European Union euro, Romanian new lei, Moroccan dirham and Turkish new lira. Foreign currency forward contracts have not been used to manage exchange rate fluctuations because the Company has had limited access to capital.

Credit Risk

The Company’s accounts receivable are primarily with customers and partners in the oil and gas industry and government agencies and are subject to normal credit risks.

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Page 16

Years ended December 31, 2007 and 2006

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

13. Supplemental cash flow information

Changes in non-cash working capital are as follows:

	Year ended December 31,
	2007	2006
Accounts receivable	$(144)	$358
Prepaid and other current assets	39	(76)
Accounts payable and accrued liabilities	(1,201)	1,066
Settlement provision	(721)	(550)

Change in non-cash working capital related to operating activities	$(2,027)	$798

14. Settlement provision

In conjunction with the sale of the Company’s Nigerian subsidiaries effective June 20, 2005, the Company deposited $1.76 million into an escrow account to address claims relating to prior operations in Nigeria. Pursuant to an agreement reached in 2007, a net amount of $306,000 of the escrow amount was allocated and recently paid with respect to fiscal years 1998 through 2004. In April 2007, $415,000 out of the escrow account was released to the Company. Accordingly in the second quarter 2007, the Company recorded $102,000 of interest income (on amounts held in escrow since 2005) and a reduction in the settlement provision of $313,000. The remaining potential liability to the Company includes taxes owed for the period January through June 2005, and the Company expects the remaining escrow amount of $240,000 to be sufficient to cover any potential liabilities.

15. Commitments

(a)	The Company has work program commitments of $3.0 million under its Guercif exploration permits and $3.0 million under its Tselfat exploration permit in Morocco that are supported by fully-funded bank guarantees. The bank guarantees are reduced periodically based on work performed. In the event the Company fails to perform the required work commitments, the remaining amount of the bank guarantees would be forfeited. The Company also had a $120,000 work commitment in 2007 with respect to its Guercif–Beni Znassen reconnaissance license in Morocco, which was supported by a similar bank guarantee. The bank guarantee for Guercif-Beni Znassen was released in August 2007 based on completion of the work.

(b)	On December 13, 2005, the Company amended the lease term for its office space in Dallas, Texas. The lease expires on January 31, 2011. In 2008, the Company entered into a three-year lease for office space in Morocco.

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Page 17

Years ended December 31, 2007 and 2006

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

The Company is committed to the following aggregate annual amounts:

2008	$113
2009	123
2010	130
2011	11

$377

16. Subsequent events

On March 28, 2008, the Company announced that it has entered into a strategic relationship with Riata Management LLC and its affiliates (“Riata”). The arrangements with Riata include an equity investment into the Company, replacing Sphere as the farm-in partner in both of the Company’s Moroccan properties, providing a short term credit facility to the Company to repay the Quest bridge loan and providing technical and management expertise to assist the Company in successfully developing and expanding its international portfolio of projects.

Riata will invest in the Company in a two-stage non-brokered private placement. In the first stage of the private placement, which is subject to regulatory approval, the Company will issue 10 million common shares to Riata or certain associated persons at Cdn $0.30 per share for Cdn $3 million proceeds to the Company and Riata will nominate one director to the Company’s Board. In the second stage, which is subject to disinterested shareholder approval, the Company will issue 25 million common shares to Riata or certain associated persons at Cdn $0.36 per share for Cdn $9 million. If approved by shareholders, the second stage of the private placement will close following the Company’s annual and special shareholder meeting scheduled for May 20, 2008. Riata will also nominate a second director to the Board of Directors at such meeting which will expand the Board to six directors. Following the closing of the second stage of the private placement, the Company will have 78,270,462 shares outstanding, of which Riata and its associated persons will own 44.7%. The funds raised will be used to fund drilling activities in Romania, to repay the Riata short term loan as described below out and for general corporate purposes. The private placement transactions are subject to regulatory approval.

Upon closing of the initial stage of the private placement, Riata will loan the Company $2 million which the Company will use to repay the $2 million loan due to Quest (see note 8). The new Riata loan will bear interest at 12% and be secured by guarantees from the Company’s first and second tier subsidiaries. Interest and principal will be due on June 30, 2008; provided that if the Company repays the Riata loan out of the proceeds from the second stage of the private placement before June 15, 2008, interest on the loan will be waived.

On March 31, 2008, the Company announced that it has farmed out its 100% working interest in Blocks 4173 and 4174, two of its exploration licenses in southeastern Turkey, to an oil and gas company with operations in Turkey. In exchange for a 75% interest in the exploration licenses, the Turkish company will drill an exploration well before the end of 2008 to test the Bedinan Ordivician formation on one of the licenses. The Company will retain a 25% interest and will be carried through the costs of testing the well. In addition, the Turkish company shall pay $150,000

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Page 18

Years ended December 31, 2007 and 2006

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

which will be used by the Company to pay for the reprocessing of 2D seismic over the licenses and completing its ongoing geochemical studies. The Turkish company will also become the operator of Blocks 4173 and 4174. Transfer of the interests in the licenses is subject to government regulatory approval. In addition, the Company announced that the holder of the option on Block 4175 has determined not to exercise the option. The Company plans to continue its geochemical sampling and analysis on Block 4175.

TRANSATLANTIC PETROLEUM CORP.

As at and for the year ended December 31, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial results for TransAtlantic Petroleum Corp. (“TransAtlantic” or the “Company”) should be read in conjunction with the consolidated financial statements for the year ended December 31, 2007. The Company’s financial statements are prepared in accordance with accounting principles generally accepted in Canada. Readers are also referred to TransAtlantic’s Annual Information Form for the year ended December 31, 2007, which is available at www.sedar.com. All sums of money set out in this MD&A are expressed in United States Dollars. This MD&A was prepared as of March 31, 2008.

Cash flow from operations is not a recognized measure under Canadian generally accepted accounting principles. Management believes that cash flow from operations is a useful measure of financial performance. For the purposes of cash flow from operations calculations, cash flow is defined as “cash flow from operating activities before changes in non-cash operating working capital.” The Company also presents cash flow from operations per share whereby amounts per share are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

Certain natural gas volumes have been converted to barrels of oil equivalent (“Boe”) using six thousand cubic feet (“Mcf”) equal to one barrel (“Bbl”) unless otherwise stated. This conversion ratio is based on an energy equivalent conversion applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain information regarding the Company set forth in this document, including management’s assessment of the Company’s future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other oil and gas companies, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from both internal and external sources. The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements, and accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur. The Company assumes no obligation to publicly update or revise any forward-looking information.

OVERVIEW

TransAtlantic Petroleum Corp. is an international oil and gas company. It is focused on building a portfolio of oil and gas exploration and development projects in countries that are under explored and have established petroleum systems and attractive fiscal terms. The Company currently operates in Morocco, Turkey and Romania. TransAtlantic has sold substantially all of its U.S. operations, and its remaining U.S. properties are currently held for sale.

On March 28, 2008, the Company announced that it has entered into a strategic relationship with Riata Management LLC and its affiliates (“Riata”). The arrangements with Riata include an equity investment into the Company, replacing Sphere Petroleum QSC (“Sphere”) as the farm-in partner in both of the Company’s Moroccan properties, providing a short-term credit facility to the Company to repay the Quest bridge loan and providing technical and management expertise to assist the Company in successfully developing and expanding its international portfolio of projects.

RESULTS OF 2007 OPERATIONS

SUMMARY

In 2007, the Company determined to focus on the development of its international properties and exit its U.S. operations. To that end, the Company:

•	converted its Moroccan reconnaissance license into two exploration permits;

•	agreed to the farmout of all of its exploration permits in Morocco;

•	received final government approval of its Romanian licenses;

•	acquired three additional exploration licenses in Turkey;

•	farmed out one of its licenses in Turkey; and

•	sold its operated South Texas and East Texas properties.

As a result of the decision to sell its U.S. operations, the Company reclassified its U.S. properties as “discontinued operations.” Accordingly, revenues and expenses associated with the Company’s U.S. cost center in 2007 and comparative periods are reflected as components of “loss from discontinued operations.”

Consolidated net revenues for the year ended December 31, 2007 were $653,000, which represents a decrease of 59% from the $1.6 million reported for 2006. The decrease in revenue is primarily due to lower production at South Gillock and the sale of the South Gillock and Jarvis Dome properties in the fourth quarter. The consolidated net loss for 2007 was $8.0 million or $0.18 loss per share (basic), compared to consolidated net loss of $9.4 million or $0.25 loss per share (basic) for last year. The decrease in the loss for 2007 as compared to 2006 is a result of exiting unprofitable operations in the U.S.

The Company incurred $4.1 million in capital expenditures compared to $4.7 million in 2006. At December 31, 2007, the Company had a working capital deficit of $202,000 and significant capital expenditures projected for 2008. Subsequent to year-end, the Company announced the formation of a strategic relationship with Riata that provides an equity investment in the Company, a short-term credit facility to the Company and project funding in Morocco (see “Subsequent Events” below). The Company will continue to evaluate options for additional sources of funding to develop its portfolio of properties, including farmout arrangements, the sale of certain non-core properties, and financings. The Company had 43,270,762 common shares outstanding at year-end (42,556,939—2006).

INTERNATIONAL OPERATIONS

The Company continued to evaluate and expand its initiatives in Morocco, Romania and Turkey during 2007. Approximately $2.3 million of costs were incurred and expensed from the pre-acquisition, reconnaissance, evaluation and development activities related to our international oil and gas properties. The following outlines these expenditures by country for the 2007 and 2006 fiscal years:

(In thousands)	2007	2006
Morocco – Three Exploration Permits	$811	$874
Romania – Three Production Licenses	746	605
Turkey – Six Exploration Licenses	239	222
U.K. North Sea – Two Exploration Licenses	204	553
Other Unallocated	312	25

Total	$2,312	$2,279

Morocco

In August 2007, the Company reached an agreement to farmout 50% of its interest in the Tselfat exploration permit to Sphere. In exchange for an option to acquire 50% of the Company’s interest in the Tselfat permit, Sphere agreed to fund the costs to acquire a 3D seismic survey over the Haricha field and northern portion of the Bou Draa field and fund the cost of additional geological studies. The 3D seismic survey and the studies will be conducted in 2008 at an estimated cost of $6.5 million. thief it exercises its option, Sphere would be committed to (i) fund the drilling and testing of an exploratory well; and (ii) replace the Company’s bank guarantee deposited with the Moroccan government. On March 28, 2008, the Company announced that Sphere will assign all of its interests in the Tselfat option and farmout agreement to Riata, who will assume all of the obligations of Sphere with regard to that agreement (see “Subsequent Events” below).

Effective January 2008, the Company converted a portion of its Guercif—Beni Znassen reconnaissance license into two exploration permits covering a total of 3,893 square kilometers (962,000 acres) in the Guercif area in northeastern Morocco. Pursuant to a participation agreement between the Company (30%), Stratic Energy Corporation (20%) and Sphere (50%), Sphere agreed to bear the entire cost of the initial three-year work program to earn its 50% interest in the two Guercif exploration permits. The interests of the Company, Sphere and Stratic are subject to the 25% interest in the Guercif exploration permits held by the national oil company of Morocco, which is carried during the exploration phase but pays its share of costs in the development phase. In addition, Sphere posted the required $2.0 million bank guarantee for the initial work program with the Moroccan government and agreed to reimburse the Company and Stratic for their back costs. On March 28, 2008, the Company announced that Sphere will assign all of its interests in the Guercif participation agreement to Riata, who will assume all of the obligations of Sphere with regard to the Guercif exploration permits (see “Subsequent Events” below).

Romania

In September 2007 the Company received final government approval of its three Romanian licenses. In 2006 the Company capitalized $1.6 million of expenditures related to the seismic surveys completed in Romania. These surveys included a 3D seismic survey at the Izvoru license and 2D seismic surveys at the Vanatori and Marsa licenses. The Company will have until 2010 to complete work programs for each of the licenses.

Turkey

The Company has six exploration licenses and has remaining work commitments which total approximately $945,000 on the licenses, three of which extend through June 2009 and three of which extend through July 2010. The Company spent $218,000 on these work programs in 2007. In October 2007, the Company agreed to the farmout of one of its licenses in Turkey, Block 4175, but the farmout partner has since relinquished its option on this license. On March 31, 2008, the Company announced that it has entered into a farmout agreement on two other licenses in Turkey, Blocks 4173 and 4174 (see “Subsequent Events” below).

U.K. North Sea

The Company was unable to farmout or develop its U.K. North Sea property and relinquished its rights to that property in December 2007.

U.S. OPERATIONS

Revenue and Production

The Company recognized net oil and gas sales of $653,000 for 2007 representing a 59% decrease from 2006 sales of $1.6 million, which is primarily the result of decreased production at South Gillock and the sale of the South Gillock and Jarvis Dome properties in the fourth quarter. During the year, the Company had production from two operated fields in Texas (South Gillock and Jarvis Dome) as well as from its non-operated interest in Dewey County, Oklahoma. The Company sold 13,000 net barrels of oil equivalent (Boe) in 2007 compared to 36,300 Boe for 2006.

Operating and DDA Expenses

Lease operating expenses decreased 33% to $1.2 million as compared to $1.8 million incurred in the prior year. Depreciation, depletion and accretion (“DDA”) decreased to $2.2 million for 2007 as compared to $4.6 million for 2006, with both periods including a write-down of the oil and gas properties. The decreases in lease operating expenses and DDA are due to the sale of the Company’s South Gillock and Jarvis Dome properties and to a higher impairment charge in 2006.

An impairment of $1.9 million on U.S. properties was recorded for 2007. The impairment charge reflected the write-down of the remaining U.S. properties to their sales value.

Exploration

At South Gillock, the Company incurred costs of $3.8 million in drilling the SGU #96 well. The Company also participated in the Riseley well on its Oswego property in Oklahoma, incurring costs of $250,000 for its 20% participation in this well. In November 2007, the Company sold for $4.0 million its operated interest in the South Gillock Unit and the State Kohfeldt Unit, as well as the shallow rights over the South Gillock Unit.

U.S. DISCONTINUED OPERATIONS

The Company recorded a loss from discontinued operations of $3.4 million for the year ended December 31, 2007. Loss from discontinued operations of $4.7 million was reported for fiscal 2006. The results of discontinued operations are classified separately net of applicable income taxes. Loss from discontinued operations includes the following amounts:

	2007	2006
December 31,	Twelve months	Twelve months
Revenues, oil and gas sales – net	$653	$1,613

Expenses:
Lease operating expenses	1,167	1,779
Depletion, depreciation and accretion	351	1,513
Interest expense	307	—
Financing expense—shares issued	359	—
Write-down of assets	1,867	3,061

Loss from discontinued operations	$3,398	$4,740

G&A AND OTHER EXPENSES

General and administrative costs of $2.7 million in 2007 were slightly higher than the $2.4 million reported for 2006. These costs included $554,000 of stock-based compensation expense in 2007 compared to $260,000 in 2006 as a result of a greater number of options granted in 2007 versus 2006.

CONTINGENCY

In conjunction with the sale of the Company’s Nigerian subsidiaries effective June 20, 2005, the Company deposited $1.76 million into an escrow account to address claims relating to prior operations in Nigeria. At December 31, 2006, the balance of the escrow fund was $961,000. Pursuant to an agreement reached in 2007, $415,000 out of the escrow account was released to the Company and net amount of $306,000 was allocated and recently paid out of the escrow account for final payment of liabilities with respect to fiscal years 1998 through 2004. The balance of the escrow fund at December 31, 2007 is $240,000. The remaining potential liability to the Company is for taxes owed for the period January through June 2005, and the Company expects the remaining escrow amount to be sufficient to cover any potential liabilities.

Selected Annual Information

The selected consolidated financial data presented in the table below for the three fiscal years ended December 31, 2007 is derived from the Company’s consolidated financial statements. This data includes the accounts of the Company and its wholly-owned subsidiaries for periods owned by the Company. The following selected financial data is qualified by reference to, and should be read in conjunction with, the consolidated financial statements and related notes of the Company which are available at www.sedar.com. The Company follows the full cost method of accounting for oil and gas operations.

	Year ended December 31,
	(in thousands of U.S. dollars, except per share amounts)
	2007	2006	2005
Oil and gas sales, net of royalties	$—	$—	$—

Total revenues*	—	—	—

Loss from continuing operations	$4,539	$4,673	$2,658

Loss from discontinued operations	$3,398	$4,740	$1,115

Net loss and comprehensive loss	$7,937	$9,413	$3,773

Net loss per share
Basic and diluted—continuing operations	$0.11	$0.12	$0.08
Basic and diluted—discontinued operations	$0.08	$0.12	$0.03

Basic and diluted	$0.18	$0.25	$0.11

Total assets	$6,679	$15,392	$18,927
Long term liabilities	$—	$1,939	$556
Shareholders’ equity	$3,642	$10,502	$15,936

Capital expenditures	$4,126	$4,737	$5,422

Weighted average shares outstanding (000’s)	43,037	38,182	33,023
Ending shares outstanding (000's)	43,271	42,557	37,659

*	Revenues from the Company's U.S. operations are included in Loss from discontinued operations and totaled $653,000, $1,613,000 and $1,409,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

The following table shows changes in non-cash working capital related to operating activities, excluding bank debt:

	Year Ended
	December 31,
	2007	2006	2005
Accounts receivable	$(144)	$358	$(298)
Prepaid and other current assets	39	(76)	65
Accounts payable and accrued liabilities	(1,201)	1,066	599
Settlement provision	(721)	(550)	656
Change in non-cash working capital related to operating activities	$(2,027)	798	$1,022

Summary of Quarterly Results

The following table summarizes key financial information for the last eight fiscal quarters:

	Loss From Continuing Operations		Net Loss
	Amount	Per Share	Amount	Per Share
		(basic and diluted)		(basic and diluted)
In Thousands, Except per share
2007
Fourth quarter	$1,500	$0.04	$2,629	$0.07
Third quarter	789	0.02	2,213	0.05
Second quarter	1,043	0.02	1,636	0.04
First quarter	1,207	0.03	1,459	0.03
2006
Fourth quarter	1,782	0.05	5,824	0.15
Third quarter	893	0.02	1,030	0.03
Second quarter	1,112	0.03	1,431	0.04
First quarter	886	0.02	1,128	0.03

Fourth Quarter 2007

In November 2007, the Company sold its South Gillock property, which included the South Gillock and State Kohfeldt Units, as well as the shallow rights over the South Gillock Unit, for $4.0 million, and the buyer has assumed the plugging and abandonment liability associated with the units. The Company paid down $2.0 million in principal on the loan owing to Quest Capital Corp. (“Quest”) in connection with the sale of the South Gillock property and extended the maturity date on the outstanding principal balance of $2.0 million to March 31, 2008. In October 2007, the Company sold its Jarvis Dome property for $250,000.

Also in November 2007, the Company announced that it converted a portion of its Guercif—Beni Znassen reconnaissance license into two exploration permits, which became effective in January 2008. Pursuant to a participation agreement between the Company (30%), Stratic Energy Corporation (20%) and Sphere Petroleum QSC (50%), Sphere agreed to bear the entire cost of the initial three-year work program to earn its 50% interest in the two Guercif exploration permits. In addition, Sphere posted the required $2.0 million bank guarantee for the initial work program with the Moroccan government and agreed to reimburse the Company and Stratic for their back costs (see “Subsequent Events” below).

As a result of the decision to sell its U.S. operations, the Company reclassified its U.S. properties as discontinued operations. Loss from discontinued operations in the fourth quarter of 2007 was $1.5 million, compared to $1.7 million for the same period in 2006. Significant expenses during the quarter included: $768,000 towards international oil and gas activities and $716,000 of general and administrative costs.

Liquidity

Given the capital-intensive nature of oil and gas exploration as well as the uncertainty of economic success from the Company’s existing projects, additional capital will be required to fund the Company’s existing and additional projects. See “Liquidity Risk” below.

On March 28, 2008, the Company announced a strategic relationship with Riata which will include a significant equity investment and a short-term loan agreement (see “Subsequent Events” below).

As of December 31, 2007, the Company had cash and short-term investments of $2.2 million, $2.0 million in current debt, no long-term debt and a working capital deficit of $202,000. As of December 31, 2006, the Company had cash and short-term investments of $4.7 million, no current or long-term debt and working capital of $2.2 million. The Company has $2.3 million in restricted cash, of which $2.0 million will be released to the Company at various times once certain work commitments are met.

In April 2007, the Company entered into a U.S. $3.0 million short-term standby bridge loan from Quest. In August 2007, the Company and Quest increased the loan facility to $4.0 million, and the Company drew down the additional $1.0 million under the same terms as the original agreement. In November 2007, the Company paid down $2.0 million in principal on the loan in connection with the sale of its South Gillock property and extended the maturity date on the outstanding principal balance of $2.0 million to March 31, 2008. On March 28, 2008, the Company and Quest extended the maturity date to April 30, 2008 in order to facilitate the transactions with Riata.

The Company completed a private placement in December 2006 whereby it issued 4,500,000 Units at $0.85 per Unit for gross proceeds of $3.83 million. Each Unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $1.05 through December 4, 2008. The proceeds were used for U.S. exploration and development activities and general corporate purposes.

The Company will require significant additional funding to continue to develop its properties. Accordingly, the Company will evaluate additional financings to meet its capital needs. The Company will also consider sales and farmouts of its properties to raise capital. The development of the Company’s properties is also dependent on finding and developing additional oil and gas reserves, oil and gas prices and the availability of additional capital to continue project development.

CONTRACTUAL OBLIGATIONS

	Payments Due By Period (in thousands of U.S.$)
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Office Leases	377	113	253	11	—
Debt	2,000	2,000	—	—	—
Total	2,377	2,113	253	11	—

The Company has a long-term lease for office space in the U.S. and Morocco and office lease commitments of less than one year for offices in Romania and Turkey.

The Company has work program commitments of $3.0 million under its Guercif exploration permits and $3.0 million under its Tselfat exploration permit in Morocco that are supported by fully-funded bank guarantees. The bank guarantees are reduced periodically based on work performed. In the event the Company fails to perform the required work commitments at Tselfat, the remaining amount of the bank guarantees, currently $2.0 million would be forfeited. Sphere has posted a $2.0 million bank guarantee in support of the Guercif work program commitments. The Company also holds six exploration licenses in Turkey and three production licenses in Romania. Under each of these licenses, the Company has a work commitment but has not posted any financial guarantee. If the Company fails to perform the work program under any of these licenses, it would risk forfeiture of that license.

Subsequent Events

On March 28, 2008, the Company announced that it has entered into a strategic relationship with Riata Management LLC and its affiliates (“Riata”). The arrangements with Riata include an equity investment into the Company, replacing Sphere as the farm-in partner in both of the Company’s Moroccan properties, providing a short term credit facility to the Company to repay the Quest bridge loan and providing technical and management expertise to assist the Company in successfully developing and expanding its international portfolio of projects.

Riata will invest in the Company in a two-stage non-brokered private placement. In the first stage of the private placement, which is expected to close upon receipt of TSX approval, the Company will issue 10 million common shares to Riata or certain associated persons at Cdn $0.30 per share for Cdn $3 million proceeds to the Company and Riata will nominate one director to TransAtlantic’s Board. In the second stage, which is subject to TSX approval and disinterested shareholder approval, TransAtlantic will issue 25 million common shares to Riata or certain associated persons at Cdn $0.36 per share for Cdn $9 million. If approved by shareholders, the second stage of the private placement will close following the Company’s annual and special shareholder meeting scheduled for May 20, 2008. Riata will also nominate a second director to the Board of Directors at such meeting which will expand the Board to six directors. Following the closing of the second stage of the private placement, the Company will have 78,270,462 shares outstanding, of which Riata and its associated persons will own 44.7%. The money raised will be used to fund drilling activities in Romania, to repay the Riata short term loan as described below and for general corporate purposes.

Upon closing of the initial stage of the private placement, Riata will loan the Company $2 million which the Company will use to repay the $2 million loan due to Quest discussed above. The new Riata loan will bear interest at 12% and be secured by guarantees from the Company’s first and second tier subsidiaries. Interest and principal will be due on June 30, 2008; provided that if the Company repays the Riata loan out of the proceeds from the second stage of the private placement before June 15, 2008, interest on the loan will be waived.

In addition, Riata will replace Sphere in both the Tselfat and Guercif permits in Morocco. Sphere has agreed to assign to Riata all of Sphere’s rights and interests under both agreements in exchange for Riata assuming all of Sphere’s obligations under the Tselfat and Guercif permits. The addition of Riata in both permits is subject to any required government approvals.

On March 31, 2008, the Company announced that it has farmed out its 100% working interest in Blocks 4173 and 4174, two of its exploration licenses in southeastern Turkey, to an oil and gas company with operations in Turkey. In exchange for a 75% interest in the exploration licenses, the Turkish company will drill an exploration well before the end of 2008 to test the Bedinan Ordivician formation (approximately 3,700 meters) on one of the licenses. The Company will retain a 25% interest and will be carried through the costs of testing the well. In addition, the Turkish company will pay $150,000 which will be used by the Company to pay for the reprocessing of 2D seismic over the licenses and completing its ongoing geochemical studies. The Turkish company will also become the operator of Blocks 4173 and 4174. Transfer of the interests in the licenses is subject to government regulatory approval. In addition, the Company announced that the holder of the option on Block 4175 in Turkey has determined not to exercise the option. The Company plans to continue its geochemical sampling and analysis on Block 4175.

Related Party Transactions

On April 16, 2007, the Company entered into a $3.0 million short-term standby bridge loan from Quest. At closing, the Company paid Quest a loan fee totaling 132,353 shares of the Company’s common stock at a deemed price of $0.68 per share. The Company drew down $1.0 million on the loan on April 16 and issued 64,766 shares to Quest at a deemed issue price of $0.77 per share. The Company drew down $1.5 million on the loan on May 9 and issued 102,174 shares to Quest at a deemed issue price of $0.73 per share. The Company drew down $500,000 on the loan on June 6 and issued 65,074 shares to Quest at a deemed issue price of $0.38 per share. On August 10, 2007, the Company and Quest amended the credit agreement to increase the loan amount available to the Company from $3.0 million to $4.0 million. At closing of the amendment, the Company drew down $1.0 million on the loan and issued 139,456 shares to Quest at a deemed issue price of $0.58 per share. On November 9, 2007, the Company paid down $2.0 million in principal on its short-term loan agreement with Quest and extended the maturity date for the outstanding principal loan balance of $2.0 million to March 31, 2008 under existing terms. On March 28, 2008, the Company announced that the maturity date had been extended until April 30, 2008 in order to facilitate the closing of the Riata transactions. The Company and Quest have one director in common. At the time the Company entered into the arrangements with Quest, the Company and Quest had two directors in common. Transactions with Quest have been conducted at their exchange value.

On December 22, 2006, the Company sold its 10% working interests in the Bayou Couba property in Louisiana and convertible debenture it held of American Natural Energy Corporation (“ANEC”), the operator of the property, for $2.0 million. The debenture, the value of which the Company had previously written down to $900,000, had matured and was in default. At the time of the sale, a director of the Company was also a director of ANEC.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements other than the leases previously described in “Contractual Obligations” above.

Critical Accounting Policies and Estimates

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are described in Note 2 of its audited financial statements for the years ended December 31, 2007 and 2006. Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results and financial condition:

•	The Company uses the full cost method to account for its oil and gas activities.

•

The Company expenses all pre-acquisition and reconnaissance costs and capitalizes all acquisition, exploration and development costs incurred for the purpose of finding oil and gas reserves in cost centers on a country-by-country basis.

•

The Company computes the provision for depreciation and depletion of oil and gas properties using the unit-of-production method based upon production and estimates of gross proved reserve quantities as determined by independent reservoir engineers.

•

The Company records a liability for the fair value of legal obligations associated with the retirement of long-lived tangible assets in the period in which they are incurred, normally when the asset is purchased or developed.

Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

CHANGES IN ACCOUNTING POLICIES

Pending Accounting Pronouncements

On December 1, 2006 three new accounting standards were issued by the CICA. These were Handbook 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosure, and Handbook Section 3863, Financial Instruments – Presentation. These new standards will be effective on January 1, 2008. Section 1535 specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital, (ii) quantitative data about what the entity regards as capital, (iii) whether the entity has complied with any capital requirements, and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company is currently assessing the impact of these new standards upon its financial statements.

In March 2007 Section 3031, Inventories, was adopted which aligns Canadian GAAP with International Financial Reporting Standards (“IFRS”) was issued by the CICA. This standard will be effective on January 1, 2008. This standard will not have a material impact upon the Company’s financial statements.

In 2005 the Accounting Standards Board of Canada (“AcSB”) announced that accounting standards in

Canada are to converge with International Financial Reporting Standards (“IFRS”). The AcSB has indicated that Canadian entities will need to begin reporting under IFRS by the first quarter of 2011 with appropriate comparative data from the prior year. Under IFRS, the primary audience is capital markets and as a result, there is significantly more disclosure required, specifically for quarterly reporting. Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which must be addressed, including differences including differences in accounting for oil and gas properties.

The Company is currently assessing the impact of these new standards on its financial statements.

Changes in Accounting Policies

Financial Instruments – Recognition and Measurement – (Section 3855). This standard sets out the criteria for the recognition and measurement of financial instruments commencing January 1, 2007. This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or other comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair value of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held-to-maturity, loans and receivables, and other financial liabilities, available-for-sale financial assets, and held-for-trading. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

•	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

•	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

•

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period to which they relate.

Upon adoption of these new standards, the Company designated its accounts receivable as loans and receivables, which are measured at amortized cost. Debt, accounts payable and accrued liabilities are classified as other financial liabilities which are also measured at amortized cost. The Company had no available-for-sale assets, or held-for-trading instruments.

Prior to adoption of the new standards, physical receipt and delivery contracts were not within the scope of the definition of a financial instrument. On adoption of the new standards, the Company elected to continue to account for its commodity sales contracts and other non-financial contracts on an accrual basis rather than as nonfinancial derivatives.

Derivatives embedded in other financial instruments must be separated and fair valued as separate derivatives under the new standard. The Company has not identified any embedded derivatives in any of its instruments.

Hedging (Section 3865). This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. On adoption of these standards, the Company did not have any agreements or contracts which are following hedge accounting.

Comprehensive Income (Section 1530). Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in

“other comprehensive income or loss” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. The Company had no “other comprehensive income or loss” transactions during the year ended December 31, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

Liquidity Risk

The Company does not have sufficient funds to continue operations beyond April 30, 2008 if it does not close the Riata transactions announced on March 28, 2008. The Company may not be able to close its announced private placement, loan and Morocco transactions with Riata. If the Company does not close its Riata private placement transactions, which are subject to TSX and shareholder approval, the Company will not have sufficient capital to develop its properties. If the Company does not close the Riata loan transaction, which is required to close concurrently with first stage of the private placement, the Company will not be able to repay its existing $2 million loan agreement with Quest. If the Morocco transaction with Riata does not close, the Company will not have sufficient funds to pay for the 3D seismic survey currently being shot in Morocco, which will put the Company in default of its agreement with the seismic survey contractor.

Additional risk factors are disclosed under “Risk Factors” in the Annual Information Form filed on SEDAR at www.sedar.com.

Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company regularly reviews its disclosure and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

The Company’s management conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2007. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective. It should be noted that given the size of the Company and the number of staff it has, the Company does not have the internal resources to monitor and maintain in-depth and up-to-date understanding of all changes to financial and regulatory reporting and therefore relies on external service providers for those functions.

Internal Controls over Financial Reporting

The CEO and CFO are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal controls over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. No material changes in the Company’s internal control over financial reporting were identified during the most recent interim period.

The Company’s size and the number of staff impacts the Company’s internal controls. Due to the limited number of staff, it is not possible to achieve complete segregation of duties, nor does the Company currently maintain written policies and procedures at its international offices. Similarly, the Company must engage accounting assistance with respect to complex, non-routine accounting issues, Canadian GAAP matters, tax compliance, and reporting for its international operations. Notwithstanding these weaknesses, the Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements and that information is timely and accurately disclosed consistent with Canadian securities laws and regulations. Although the identified weaknesses may be considered to increase the risk that a material misstatement in the Company’s financial statements would not be prevented or detected, neither has resulted in a material misstatement in the financial statements. At the present time, the Company has no plans to increase the size of its staff, however, the CEO and the CFO oversee all material transactions and related accounting records and the audit committee of the Company reviews with management on a quarterly basis the financial statements of the Company. While management and the board of directors of the Company work to mitigate the risk of a material misstatement in the Company’s financing reporting, the Company’s control system, no matter how well designed or implemented, can only provide reasonable, but not absolute, assurance of detecting, preventing and deterring errors and fraud.

Other Information

SEDAR

Additional information relating to the Company is available on SEDAR at www.sedar.com. Available on SEDAR are the Company’s Annual Information Form and any interim financial statements of the Company subsequent to the most recent year end as filed with the applicable Canadian regulatory authorities.

OUTSTANDING SHARE DATA

As at March 31, 2008, the Company had the following common shares, stock options and warrants outstanding:

Common Shares	43,270,762
Stock Purchase Warrants	4,719,375
Share Options	4,270,000

The 4,719,375 share purchase warrants outstanding are exercisable at $1.05 per share on or before December 4, 2008 related to a private placement which closed in December 2006. If the volume weighted average closing price of the Company’s common shares exceeds $1.55 per share for 20 consecutive trading days, the Company will be entitled to accelerate expiration of the warrants (thereby requiring the warrant holder to exercise the warrant within 30 days of being notified of the accelerated expiration).

TRANSATLANTIC PETROLEUM CORP.

2007

ANNUAL INFORMATION FORM

March 31, 2008

ITEM 2

GLOSSARY OF TERMS

The following is a glossary of terms and abbreviations used frequently throughout this Annual Information Form:

“Bbl”	means one barrel;
“Bbls/d”	means barrels per day;
“Bcf”	means one billion cubic feet;
“Boe”	means barrels of oil equivalent calculated on the basis that six Mcf of natural gas is equivalent to one barrel of crude oil or natural gas liquids equivalent;
“Boe/d”	means barrels of oil equivalent per day;
“Company” or
“Corporation”	means TransAtlantic Petroleum Corp. and its wholly owned subsidiaries;
“Gross acres”	means the total number of acres in which the Company or its subsidiaries own a working interest;
“Gross wells”	means the total number of wells in which the Company or its subsidiaries own a working interest;
“Mbbl”	means one thousand barrels;

“Mcf”	means one thousand cubic feet;
“Mcf/d”	means one thousand cubic feet per day;
“Mmbbl”	means one million barrels;
“Mmcf”	means one million cubic feet;
“Net acres”	refers to Gross acres multiplied by the Company’s working interest percentage therein;
“Net wells”	refers to Gross wells multiplied by the Company’s working interest percentage therein;
“Quest”	means “Quest Capital Corp.;
“Riata”	means Riata Management LLC and its affiliates;
“Sphere”	means Sphere Petroleum QSC;
“TransAtlantic”	has the same meaning as Company; and
“Undeveloped land”	refers to oil and gas properties to which no reserves are assigned.

Cautionary Note: “Boe” (or “Mcfe” or other applicable units of equivalency) may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf: 1 Bbl (or a Mcfe conversion ratio of 1 Bbl: 6 Mcf) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

PRELIMINARY NOTES

This Annual Information Form (“AIF”) is prepared in the form (NI 51-102F2) prescribed by National Instrument 51-102 of the Canadian Securities Administrators and is hereby filed with the British Columbia, Alberta and Ontario Securities Commissions and the Toronto Stock Exchange.

All information in this AIF is as of March 31, 2008, unless otherwise indicated.

All information stated to be incorporated by reference in the Annual Information Form is filed on the SEDAR website (www.sedar.com).

FORWARD-LOOKING STATEMENTS

This AIF and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this AIF or, in the case of documents incorporated by reference herein, as of the date of such documents and the Company does not intend, and, except as required by law, does not assume any obligation, to update these forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements include, but are not limited to, statements with respect to each of the countries in which the Company operates (Romania, Morocco, Turkey and the United States), the future price of oil, the estimation of oil and gas reserves, the realization of oil and gas reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new discoveries, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of oil and gas operations, environmental risks, unanticipated facility expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation or disputes. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”

Forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties, both general and specific, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. By their very nature, forward-looking statements require the Company to make assumptions that may not materialize or that may not be accurate. Such assumptions include, but are not limited to, future oil and gas prices, access to properties, availability of drilling rigs and other equipment, tax and royalty regimes remaining unchanged, obtaining drilling success consistent with expectations, regulatory approvals being obtained, estimated timelines being met and actual costs being consistent with estimated costs. Although the Company believes that the expectations represented by such forward-looking statements and the assumptions of the Company upon which they are based are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this annual information form include, but are not limited to, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current drilling activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; future prices of oil and gas; possible variations in reservoir or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the oil and gas industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as those factors discussed in the section entitled “Risk Factors” in this AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, readers are cautioned that the foregoing list of risks and factors is not exhaustive and there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained in this AIF are expressly qualified by this cautionary statement.

CURRENCY REFERENCES

Unless otherwise indicated, all sums of money set out in this Annual Information Form are expressed in United States Dollars. The U.S. dollar became the principal currency of the Company’s business beginning January 1998. The Company’s common shares are traded on the Toronto Stock Exchange (the “Exchange” or “TSX”) in Canadian Dollars. Prior to January 2, 2008, the Company’s common shares were traded in U.S. dollars.

ITEM 3	CORPORATE STRUCTURE

TransAtlantic Petroleum Corp. is a corporation incorporated under the laws of Alberta, Canada. The Company was formed as a result of the amalgamation filed on January 1, 1999 under the Business Corporations Act (Alberta) of the Company’s predecessor company, Profco Resources Ltd. (“Profco”), and GHP Exploration Corporation, a corporation continued under the laws of Alberta from the Territory of Yukon. Profco was originally incorporated by Memorandum and Articles under the laws of the Province of British Columbia on October 1, 1985 and continued under the Business Corporations Act (Alberta) on June 10, 1997. By articles of amendment effective December 2, 1998, Profco changed its name to TransAtlantic Petroleum Corp. By articles of amendment and registration of restated articles dated January 17, 2008, the Company created a new class of preferred shares, unlimited in number and issuable in one or more series.

The head office of the Company is located at Suite 1840, 444 — 5th Ave. SW., Calgary, Alberta, T2P 2T8. Certain of the Company’s activities are conducted out of the office of its wholly-owned subsidiary, TransAtlantic Petroleum (USA) Corp., located at Suite 1755, 5910 N. Central Expressway, Dallas, Texas, 75206. The registered office of the Company is 3700, 400-3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Principal Subsidiaries

The Company conducts its business through subsidiaries incorporated outside of Canada. The following table presents the name, the percentage of voting securities owned and the jurisdiction of incorporation of the Company’s principal subsidiaries:

Subsidiary	Percent Owned	Jurisdiction of Incorporation
TransAtlantic Petroleum (USA) Corp.	100	Colorado
TransAtlantic Worldwide, Ltd.	100	Bahamas
TransAtlantic Maroc, Ltd.*	100	Bahamas
TransAtlantic Worldwide Romania SRL*	100	Romania
TransAtlantic Turkey, Ltd. *	100	Bahamas

The Company owns three other subsidiary corporations, which on a consolidated basis constitute less than 10% of the Company’s assets and operating revenues. *TransAtlantic Maroc, Ltd. and TransAtlantic Turkey, Ltd. are owned 99.9% by TransAtlantic Worldwide, Ltd. and 0.01% by TransAtlantic Petroleum (USA) Corp. TransAtlantic Worldwide Romania SRL is 100% owned by TransAtlantic Worldwide Ltd.

Management and Employees

As at December 31, 2007, TransAtlantic and its subsidiaries had six (6) employees of which three (3) were executive officers (see ITEM 10 — “Directors and Officers”). The Company utilizes consultants on a contract basis to assist management with the Company’s operations and its geological, geophysical and engineering functions.

ITEM 4	GENERAL DEVELOPMENT OF THE BUSINESS

4.1	Three Year History

Summary

During 2005, 2006 and 2007, the Company focused on acquiring high-impact international properties, evaluating and acquiring lower-risk cash flow opportunities in the U.S. and disposing of its Nigerian property. The Nigerian property was sold in June 2005 with the Company retaining a net profits interest of up to $16 million based on future exploration success. During 2005 and 2006, the Company acquired an exploration permit and a reconnaissance license in Morocco, three production blocks in Romania, three exploration licenses in Turkey and two promote round licenses covering six blocks in the U.K. North Sea. During this same period, the Company acquired properties in South Texas and East Texas. The Company also participated as a non-operator in four other properties in East Texas, Oklahoma and Lousiana. In 2006, the Company sold its non-operated working interest in the Bayou Couba property in Louisiana. In 2007, the Company determined to exit its U.S. operations and focus on the development of its international properties. To that end, the Company acquired three additional exploration licenses in Turkey, converted a portion of its Moroccan reconnaissance license into two exploration permits, sold its operated South Texas and East Texas properties, and held out its remaining non-operated U.S. properties for sale. The Company relinquished its two U.K. North Sea licenses in December 2007.

On March 28, 2008, the Company announced that it has entered into a strategic relationship with Riata Management LLC and its affiliates (“Riata”). The arrangements with Riata include an equity investment into the Company, replacing Sphere Petroleum QSC (“Sphere”) as the farm-in partner in both of the Company’s Moroccan properties, providing a short term credit facility to the Company and providing technical and management expertise to assist the Company in successfully developing and expanding its international portfolio of projects.

Morocco

In June 2005, the Company was awarded the Guecif—Beni Znassen reconnaissance license covering 13,750 square kilometers (3.4 million acres) in northeastern Morocco. The Company operated and held a 60% interest in the reconnaissance license, with Stratic Energy Corporation (TSX-V: SE)(“Stratic”) holding a 40% interest in the project. The Company reprocessed 2D seismic, flew an aeromagnetic/aerogravity survey over the block and conducted geochemical studies in an effort to identify prospective areas. Effective January 2, 2008, the Company converted a portion of the Guercif—Beni Znassen reconnaissance license into two exploration permits covering a total of 3,893 square kilometers (962,000 acres) in the Guercif area in northeastern Morocco. Pursuant to a participation agreement between the Company, Stratic and Sphere, Sphere agreed to bear the entire cost of the initial three-year work program to earn a 50% interest in the two Guercif exploration permits. The interests of the Company, Sphere and Stratic are subject to the 25% interest in the Guercif exploration permits held by the national oil company of Morocco, which is carried during the exploration phase but pays its share of costs in the development phase. In addition, Sphere has posted the required $2.0 million bank guarantee for the initial work program with the Moroccan government and agreed to reimburse the Company and Stratic for their back costs. In March 2008, the Company announced that Sphere will assign all of its interests in the Guercif participation agreement to Riata, who will assume all of the obligations of Sphere with regard to the Guercif participation agreement.

In May 2006, the Company was awarded the Tselfat exploration permit covering 900 square kilometers (222,345 acres) in northern Morocco. The Tselfat exploration license contains three abandoned fields, Haricha, Tselfat and a portion of the Bou Draa field, which were discovered in 1954, 1918 and 1934, respectively. The Company posted a $3 million bank guarantee against a work program commitment that includes shooting a 3D survey over the Bou Draa and Haricha fields and then drilling an exploratory well to test the previously untested deeper formations. The Company also plans to evaluate whatever remaining resources it can commercially recover from the previously produced formations in each of the abandoned fields. In August 2007, the Company reached an agreement to farmout 50% of its interest in the Tselfat exploration permit to Sphere. In exchange for an option to acquire 50% of the Company’s interest in the Tselfat permit, Sphere agreed to fund the costs of a 3D seismic survey over the Haricha field and northern portion of the Bou Draa field and also fund the cost of additional geological studies. It is estimated the 3D seismic survey and the studies which will be conducted in 2008 at an estimated cost of $6.5 million. If it exercises its option, Sphere would be committed to (i) fund the drilling and testing of an exploratory well; and (ii) replace our bank guarantee deposited with the Moroccan government. In March 2008, the Company announced that Sphere will assign all of its interests in the Tselfat option and farmout agreement to Riata, who will assume all of the obligations of Sphere with regard to the Tselfat option and farmout agreement.

Romania

In February 2006, the Company was awarded three production licenses in Romania and received final approval of the Petroleum Agreements covering each of the licenses in September 2007. The three licenses, Izvoru, Vanatori and Marsa, each cover approximately five square kilometers (1,200 acres) and are located within 100 kilometers of Romania’s capital, Bucharest, in an area known as the Moesian platform. All three fields produced oil and gas but were not fully developed. The licenses were awarded to the Company based upon the Company performing certain work programs, such as shooting seismic and drilling or reentering wells, on each of the respective fields over the next three years. The original estimated cost for the work program commitments for the three fields total approximately $9.0 million. The Company is the operator and 100% working interest owner of the fields. The Company shot a 3D seismic survey over Izvoru and 2D surveys over the other two fields in late 2006 and conducted engineering studies which have been merged with the seismic results to provide a field development plan. Subject to closing the Riata private placement or accessing other sources of capital, the Company plans to commence drilling operations in the second quarter of 2008.

Turkey

In June 2006, the Company was awarded three exploration licenses in southeastern Turkey. Two of the licenses are located near the town of Bismil on the Tigris River adjacent to two producing oil fields. The third license is located near Cizre about 60 kilometers from the Iraq border. The three licenses together cover a total of 660 square kilometers (162,762 acres) and are for a term of four years. The licenses were awarded to the Company based upon the Company carrying out certain work programs on each of the respective areas involving technical studies, reprocessing of data and contingent plans for drilling wells. On March 31, 2008, the Company announced that it has farmed out a 75% interest in the two licenses near Bismil to an oil and gas exploration company in Turkey, who will also become the operator of the licenses. In October 2007, the Company announced that it had agreed to an option to the farmout of one of its licenses in Turkey, Block 4175, however the option was not exercised.

In July 2007, the Company was awarded three additional exploration licenses in southeastern Turkey near the Iranian and Iraqi borders. The three new licenses have four-year terms and cover a total of 1,354 square kilometers (334,618 acres). The licenses were awarded to the Company based upon a work program of detailed fieldwork. The Company is the operator and 100% working interest owner of the licenses.

United States

In April 2005, the Company acquired the South Gillock and State Kohfeldt Units located in Galveston County, Texas. The Company conducted an extensive workover program in late 2005 and early 2006 to increase production from existing wells. One well was producing at a rate of 500-600 Mcf/d for much of 2006 but had to be shut in due to casing collapse in December 2006. The Company commenced drilling a well on the South Gillock property in February 2007. This well was drilled to a depth of 9,860 feet to test portions of the upper and middle Frio formations; the well was completed in the Big Gas Sand formation, but production could not be maintained. In November 2007, the Company sold all of its interest in the South Gillock and State Kohfeldt Units, as well as the shallow rights over the South Gillock Unit, for $4 million, while maintaining certain deep rights over a portion of the unit.

In late 2006, the Company participated for its 20% non-operated working interest in a well being drilled on its Oswego property in Dewey County, Oklahoma. The well was completed in multiple zones and is currently producing a small amount of oil and natural gas. The Company is still attempting to resolve some title issues on its Iron Chapel property located in McClain County, Oklahoma.

In January 2006, the Company acquired the Jarvis Dome property in Anderson County, Texas covering 170 acres with two wells on it. The Company leased an additional 630 acres, re-entered and recompleted one of the wells as a stripper oil well and re-entered and sidetracked the second well in the Pecan Gap formation. This well was tied into a gas pipeline in December 2006, and the Company sold its interest in the Jarvis Dome property in October 2007.

In 2005, the Company participated for a 20% non-operated working interest in two wells drilled in Panola County, Texas. One of the wells was tied into a pipeline, and the other well was temporarily abandoned as non-commercial. The Company sold its interest in the Panola County property in December 2007.

In December 2006, the Company sold its interests in the Bayou Couba property located in St. Charles Parish, Lousiana and in debentures it held of American Natural Energy Corporation, the operator of the Bayou Couba property, for $2 million.

U.K. North Sea

In September 2005, the Company was awarded licenses covering six blocks in the U.K North Sea 23rd Seaward Licensing Round. The six blocks, which cover 1,500 square kilometers (370,500 acres), lie in the Auk Basin, an under-explored area of the North Sea between the larger producing areas of the Southern Gas Basin and Central North Sea. The Company relinquished the licenses in December 2007 after failing to find a partner for a farmout of the property.

Nigeria

In June 2005, the Company sold its interest in OML 109 and retained a net profits interest of up to $16 million based on future exploration success. The Company originally acquired an interest in OML 109 in 1992. It drilled both a discovery well and the first appraisal well in the Ejulebe field in 1994 and 1995. The Ejulebe field went into production in September 1998 and had produced about 11 Mmbbls through the date of sale. The new owner has drilled two wells since the sale and the field currently produces about 1,500 Bbls/d. Absent a new discovery on OML 109 by the new owner, the retained net profits interest will not yield any revenue to the Company.

Corporate

In November 2005, the Company completed a private placement resulting in gross proceeds of $4.25 million. The Company issued a total of 5 million units at a price of $0.85 per unit and issued a total of 375,000 units as broker fees. Each unit consisted of one common share and one half warrant with each whole warrant entitling the holder to purchase one common share at $1.05. All warrants expired unexercised on November 17, 2007.

In December 2006, the Company completed a private placement resulting in gross proceeds of $3.85 million. The Company issued a total of 4.5 million units at a price of $0.85 per unit and issued a total of 219,375 share purchase warrants as finders’ fees. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at $1.05. Each warrant is for a term of two years and will expire December 4, 2008 but may be accelerated if the weighted average trading price of the common shares of the Company on the Exchange exceeds $1.55 for 20 consecutive days.

In April 2007, the Company entered into a $3 million bridge loan from Quest. In August 2007, the Company and Quest increased the loan facility to $4 million, and the Company drew down the additional $1 million under the same terms as the original agreement. In November 2007, the Company paid down $2 million in principal on the loan in connection with the sale of its South Gillock property and extended the maturity date on the outstanding principal balance of $2 million to March 31, 2008. In March 2008, the Company extended the maturity date to April 30, 2008 in order to facilitate the transactions with Riata.

In May 2007, the shareholders of the Company approved the creation of a new class of preferred shares, unlimited in number and issuable in one or more series.

On March 28, 2008, the Company announced that it has entered into a strategic relationship with Riata. The arrangements with Riata include an equity investment into the Company, replacing Sphere as the farm-in partner in both of the Company’s Moroccan properties, providing a short term credit facility to the Company to repay the Quest bridge loan and providing technical and management expertise to assist the Company in successfully developing and expanding its international portfolio of projects.

Riata will invest in the Company in a two-stage non-brokered private placement. In the first stage of the private placement, which is expected to close upon receipt of TSX approval, the Company will issue 10 million common shares to Riata or certain associated persons at Cdn $0.30 per share for Cdn $3 million proceeds to the Company, and the Company will appoint one Riata director to the Company’s Board. In the second stage, which is subject to TSX approval and disinterested shareholder approval, TransAtlantic will issue 25 million common shares to Riata or certain associated persons at Cdn $0.36 per share for Cdn $9 million. If approved by shareholders, the second stage of the private placement will close following the Company’s annual and special shareholder meeting scheduled for May 20, 2008. Riata will also nominate a second director to the Board of Directors at such meeting which will expand the Board to six directors. Following the closing of the second stage of the private placement, the Company will have 78,270,462 shares outstanding, of which Riata and its associated persons will own 44.7%. The money raised will be used to fund drilling activities in Romania, to repay the Riata short term loan as described below out and for general corporate purposes. .

Upon closing of the initial stage of the private placement, Riata will loan the Company $2 million which the Company will use to repay the $2 million loan due to Quest Capital Corp.discussed above. The new Riata loan will bear interest at 12% and be secured by guarantees from the Company’s first and second tier subsidiaries. Interest and principal will be due on June 30, 2008; provided that if the Company repays the Riata loan out of the proceeds from the second stage of the private placement before June 15, 2008, interest on the loan will be waived.

In addition, Riata will replace Sphere in both the Tselfat and Guercif permits in Morocco. Sphere has agreed to assign to Riata all of Sphere’s rights and interests under both agreements in exchange for Riata assuming all of Sphere’s obligations under the Tselfat and Guercif permits. The addition of Riata in both permits is subject to any required government approvals.

4.2	Significant Acquisitions

The Company made no significant acquisitions in 2007.

ITEM 5	DESCRIPTION OF THE BUSINESS

5.1	General

The Company is engaged in oil and gas exploration and production. Its current activities are focused on:

•	developing the oil and gas properties in its portfolio;

•	farming out or securing partners for its international properties;

•	acquiring additional international exploration and development opportunities; and

•	realizing value from its remaining U.S. properties.

The Company’s success will depend on discovering hydrocarbons in commercial quantities and then bringing the discoveries into production. Its ability to achieve drilling and production success will depend in part upon obtaining sufficient capital. As to new opportunities, the Company’s success will depend on whether it is able to locate and successfully negotiate for oil and gas opportunities in foreign countries which meet its criteria and then successfully exploring for and producing oil and gas from those prospects. The risks associated with these plans are outlined below under “Risk Factors”. The Company utilizes the latest geophysical and geological technologies to reduce the risks associated with its oil and gas exploration. All of the Company’s production to date as disclosed in later sections of this AIF is from U.S. properties.

MOROCCO

In June 2005, the Company was awarded the Guecif—Beni Znassen reconnaissance license covering 13,750 square kilometers (3.4 million acres) onshore in northeastern Morocco. Effective January 2, 2008, the Company converted a portion of its Guercif—Beni Znassen reconnaissance license into two exploration permits covering a total of 3,893 square kilometers (962,000 acres) in the Guercif area in northeastern Morocco. Pursuant to a participation agreement between the Company (30%), Stratic Energy Corporation (20%) and Sphere (50%), Sphere agreed to bear the entire cost of the initial three-year work program to earn its 50% interest in the two Guercif exploration permits. The Company’s interests and the interests of Sphere and Stratic are subject to the 25% interest in the Guercif exploration permits held by the national oil company of Morocco, Office National des Hydrocarbures et des Mines (“ONHYM”), which is carried during the exploration phase but pays its share of costs in the development phase. The Company will continue as operator of the Guercif exploration permits during the initial three-year period. The Guercif exploration permits are for an eight-year term divided into three periods. The initial three-year work program is estimated to cost approximately $4.5 million and will include the re-entry of an existing well and the acquisition of 300 kilometers of 2D seismic. In addition, Sphere posted the required bank guarantee for the initial work program with the Moroccan government and agreed to reimburse the Company and Stratic for their back costs.

In May 2006, the Company was awarded the Tselfat exploration permit covering 900 square kilometers (222,345 acres) in northern Morocco. Tselfat has three fields, Haricha, Brou Draa and Tselfat, that produced from the early 1920s to 1970s, with limited production continuing into the 1990s. All of the wells are presently either shut-in or abandoned. While historical production estimates are difficult, historical data suggests cumulative production of approximately 4 Mmbbls of oil and 8 Bcf of gas for the three fields. The Tselfat permit provides several opportunities including redevelopment of the existing fields, extensions of known productive horizons and exploration of higher impact targets at depth. In August 2007, the Company reached an agreement to farmout 50% of its interest in the Tselfat exploration permit to Sphere. In exchange for an option to acquire 50% of the Company’s interest in the Tselfat permit, Sphere agreed to fund the costs to acquire a 3D seismic survey over the Haricha field and northern portion of the Bou Draa field and fund the cost of additional geological studies. It is estimated the 3D survey and the geological studies will cost approximately $6.5 million. If it exercises its option, Sphere would be committed to (i) fund the drilling and testing of an exploratory well; and (ii) replace the Company’s bank guarantee deposited with the Moroccan government.

On March 28, 2008, the Company announced that Sphere has agreed to assign all of its interests in the Guercif participation agreement and the Tselfat farmout and option agreement to Riata in exchange for Riata’s assumption of all of Sphere’s obligations under those agreements. The assignments are subject to government approval.

Historical Production

The Haricha Field was discovered in 1954 on a large surface anticline with hydrocarbon seeps. The field was developed with 30 wells drilled to a depth of less than 2,000 meters and produced approximately 2.6 Mmbbls of oil and 7.8 Bcf of gas from porous Jurassic age sandstones. There is no current production. The field is a complex structural trap formed by a thrust fault that has not been fully exploited. Based on available 2-D seismic, potential exists for a deeper sub-thrust play below the known productive horizon.

The Bou Draa field was discovered in 1934. The Bou Draa structure is a large surface anticline generated by a regional thrust fault. The surface anticline, that has a topographic expression extending for approximately 10 kilometers, was discovered by wells drilled on hydrocarbon seeps. Over 140 shallow wells were drilled in a 6 square kilometer area and produced less than 1 Mmbbls recorded production of light oil from fractured carbonates and sandstones. It is believed that hydrocarbon reserves can be recovered using horizontal drilling techniques, artificial stimulation and reservoir pressure maintenance. Further potential exists in sub-thrust reservoirs in Jurassic age sandstones.

The Tselfat field was discovered in 1918 by wells drilled on a surface anticline with hydrocarbon seeps. More than 90 shallow wells were drilled and produced less that 500,000 barrels of oil recorded production from Jurassic carbonate reservoirs.

The Bou Draa field is located near the city of Sidi Kacem where there is an active refinery that was originally built to refine oil from the Bou Draa and Haricha Fields.

There has been no production on the Guercif exploration permits. There are currently no reserves associated with the Company’s Moroccan properties.

Proposed Work Program

Since the award of the Tselfat exploration permit in May 2006, the Company has been collecting, collating, digitizing and reviewing all of the existing well, production, seismic and other data. The Company has reprocessed some of the 2D seismic that exists over the block. In addition, the Company is currently shooting a 3D survey over the Bou Draa and Haricha fields, which is excpected to be completed in the second quarter of 2008. Subject to confirmation of prospectivity from the 3D survey, this will be followed by an exploratory well to evaluate untested Jurassic formations in a sub-thrust structure. As to the existing fields, the Company has initiated an engineering study over the Haricha field to determine the original resources in place, estimate historical production, determine recoverable resources that remain and develop a plan to access any remaining resources.

Under the Guercif exploration permits that became effective in January 2008, the Company plans to re-enter, log and test a well previously drilled in the area, acquire 300 km of 2D seismic and reprocess and reinterpret an aerogravity and magnetic survey.

Commercial Terms

As to Tselfat, pursuant to a Petroleum Agreement (and the companion Association Contract) dated May 18, 2006, the Company committed to a work program during the initial three-year period that involves shooting a 3D seismic survey over an area of at least 50 square kilometers and drilling a well to a depth exceeding 2,000 meters. The Company posted a $3 million bank guarantee in support of the program, of which $1 million has been returned to the Company.

As to Guercif, pursuant to a Petroleum Agreement (and the companion Association Contract) dated November 2, 2007, the Company committed to a work program during the initial three-year period that will involve re-entering, logging and testing a well previously drilled in the area, acquiring 300 km of 2D seismic and reprocessing and reinterpreting an aerogravity and magnetic survey. Sphere posted a $2 million bank guarantee in support of the program.

During the exploration phase of each exploration permit, the Company and its partners will operate and bear 100% of the costs to earn a 75% interest. ONHYM is carried for 25% of the costs during the exploration phase, which is governed by the Petroleum Agreement. Once a discovery is made, the area covered by the discovery is converted into a exploitation concession which is governed by the Association Contract. Under an exploitation concession, the Company and its partners (75%) and ONHYM

(25%) will each pay their share of costs. Upon conversion to an exploitation concession, the Company pays a discovery bonus to ONHYM, and when certain sustained daily production levels are reached, the Company pays one-time production bonuses. At Tselfat, the discovery bonus is $500,000 and the production bonuses are as follows: 15,000 Bbls/d - $750,000; 25,000 Bbls/d - $1 million; 35,000 Bbls/d - $2 million and 50,000 Bbls/d - $3 million. At Guercif, the discovery bonus is $500,000 and the production bonuses are as follows: 10,000 Bbls/d - $500,000; 20,000 Bbls/d - $750,000; 30,000 Bbls/d - $1 million and 50,000 Bbls/d - $3 million. These production bonuses are treated as development costs for tax purposes. There is a ten-year tax holiday on revenues from petroleum production commencing in the year in which production begins. After ten years, the corporate tax rate is 30%. Oil and gas exploration activities are exempt from both value added tax and customs duties.

The royalty paid to the Government for onshore production is 10% on oil and 5% on gas. In addition, the first approximately 2.1 Mmbbl of oil production and the first approximately 11 Bcf of gas production are exempt from royalty. Once an area is converted into an exploitation concession, surface rentals of $2.85 per acre are paid annually by the Company.

Licensing Regime

The licensing process in Morocco for oil and gas concessions occurs in three stages: Reconnaissance License, Exploration Permit and then Exploitation Concession.

Under a Reconnaissance License, the Government grants exploration rights for a one-year term to conduct seismic and other exploratory activities (but not drilling). The size may be very large and generally is unexplored or under-explored. The Reconnaissance License may be extended for up to one additional year. Interests under a Reconnaissance License are not transferable. The recipient of a Reconnaissance License commits to a work program and posts a bank guarantee in the amount of the estimated cost for the program. At the end of the term of the Reconnaissance License, the license holder must designate one or more areas for conversion to an Exploration Permit or relinquish all rights.

An Exploration Permit, which is codified in a Petroleum Agreement, is for a term of up to eight years and covers an area not to exceed 2,000 square kilometers. Under an Exploration Permit, exploration and appraisal studies and operations are undertaken in order to establish the existence of oil and gas in commercially exploitable quantities. This generally entails the drilling of exploration wells to establish the presence of oil and/or gas and such additional appraisal wells as may be necessary to determine the limits and the productive capacity of a hydrocarbon deposit to determine whether or not to go forward to develop and produce the prospect. The eight-year term under an Exploration Permit is divided into three separate time frames of 2-3 years each. A distinct work program is negotiated for each separate term and the oil company then must post a bank guarantee to cover the cost of the work program for that term. The interests under an Exploration Permit are 75% to the oil company and 25% to ONHYM. Interests under an Exploration Permit are transferable. However, 100% of the costs of all activities under an Exploration Permit are borne by the oil company.

An Exploitation Concession is applied for upon the discovery of a commercially exploitable field. The concession size corresponds to the area of the commercial discovery. The maximum duration of an Exploitation Concession is 25 years. Once an Exploitation Concession becomes effective, then the costs incurred for the development of the field are to be funded by the parties in proportion to their respective percentage interests (75% oil company, 25% ONHYM). The oil company serves as operator. The oil company and ONHYM enter into an Association Contract (similar to a joint operating agreement) to govern operations on the concession. Interests under an exploitation concession are transferable. All production is sold at market prices. A bonus (the amount of which is negotiated at the time of negotiation of a Petroleum Agreement) is paid to the Government by the oil company upon conversion to an exploitation concession. Additional production bonuses are also paid when certain production levels from the Exploitation Concession are achieved. The levels of production and the amount of production bonuses are negotiated as part of a Petroleum Agreement. The bonuses are deductible for tax purposes.

ROMANIA

In February 2006, the Company was awarded three onshore production licenses by the Romanian Government in the 7th Licensing Round. The three oil and gas fields, Izvoru, Vanatori and Marsa, each cover about five square kilometers (1,200 acres). They were discovered by the former national oil company and are all located within 100 kilometers of Romania’s capital, Bucharest. The licenses were awarded to the Company based upon the Company’s commitment to perform certain work programs on each of the respective fields over the next three years, including shooting seismic and drilling or re-entering wells. There is no current production from any of the fields. The committed work programs for the three fields are estimated to cost approximately $9 million. The Company is the operator and 100% working interest owner of the fields. The Petroleum Agreements covering each license were finalized in Spetember 2007, and the three year term commenced when the agreements were finalized.

All three fields previously produced oil, gas or both but were not fully developed. Discovered in 1968, the Izvoru field produced 1.35 Mmbbls of oil from 26 wells. Completion difficulties and sand production resulted in limited flow rates and recoveries and led to field abandonment in 1998. Izvoru is a stratigraphic play that produced from Sarmatian (Tertiary age) shallow marine sandstones (about 4,000 feet sub sea). Additionally, there is deeper potential in Cretaceous Albian age limestones which are productive in adjacent fields and were penetrated by four wells in the Izvoru field but not developed. The initial work program will include the drilling of two new wells in the Izvoru field. The Company shot a 25 square kilometer 3-D seismic survey over the Izvoru Field in late 2006. The seismic results were merged with engineering studies to provide a field development plan.

Vanatori and Marsa fields were both discovered in the 1970’s. Five wells were drilled in the Vanatori Field, two of which produced a total of 1.3 Bcf of gas over six years from the Sarmatian formation at a depth of 5,600 feet. The Company believes there is also deeper Cretaceous potential in the field. The Vanatori Field was abandoned due to sand production and water invasion. In the Marsa field, five wells were drilled of which three were productive. Between 1974 and 1983, these wells produced a cumulative 0.3 Bcf from the Meotian (Tertiary age) reservoir at a depth of 2,100 feet. The Company shot a 2-D seismic survey over both of these fields in late 2006. The seismic results will be merged with engineering studies to provide a field development plan. There are currently no reserves associated with our Romanian properties.

Commercial Terms

Romania’s current petroleum laws provide a framework for investment and operation that allows foreign investors to retain the proceeds from the sale of petroleum production. The fiscal regime is comprised of royalties, excise tax and income tax. Two forms of royalty are payable:

•

A percentage of the value of gross production on a field basis, such percentage being fixed on a sliding scale depending on production levels. The production royalty rate varies between 3.5 % to 13.5 % for crude oil and between 3% to 13% for natural gas production; and

•

A fixed percentage of the gross income obtained from the transportation and transit of petroleum through the national pipeline system and from petroleum operations carried out through oil terminals belonging to the state. The royalty rate is currently fixed at 5%.

The licence holder pays corporate income tax, but enjoys a one-year income tax holiday from the first day of production. Corporate income tax is assessed at a rate of 16%. All costs incurred in connection with exploration, development and production operations are deductible for corporate income tax purposes. Excise duty is payable on crude oil and natural gas at the rate of 4 euro per tonne of crude oil and 7.4 euro per 1,000 cubic metres of natural gas. Excise tax is not payable on crude oil or natural gas delivered as royalty to the Government, or on quantities directly exported. Resident companies which remit dividends outside of Romania are subject to a dividend withholding tax at between 10-15% dependent upon the proportion of the capital owned by the recipient. No customs duty is payable on the export of petroleum nor is customs duty payable on the import of material necessary for the conduct of petroleum operations. There is also a 19% value added tax. Oil is priced at market while gas is tied to a bundle pricing based in part on the import price and in part on the domestic price.

Licensing Regime

The Ministry of Industry and Resources has responsibility for petroleum policy and strategy. The National Agency for Mineral Resources (“NAMR”) was set up in 1993 to administer and regulate petroleum operations. When licenses are to be made available, NAMR publishes a list of available blocks for concession in the Official Gazette. Foreign and Romanian companies must register their interest by a specified date and must submit applications by an application deadline. Applicants are required to prove their financial capacity, technical expertise and other requirements as stipulated in the tender call. The licensing rounds are competitive and the winning bid is based on a scoring system.

NAMR negotiates the terms of agreements granting the licenses with the winning licensee and the license agreement is then submitted to the Government for its approval. The date of Government approval is the effective date of the license. Blocks which fail to attract a prescribed level of bids are re-offered in a subsequent licensing round. NAMR may issue a prospecting permit or a petroleum concession. A prospecting permit is for the conduct of geological mapping, magnetometry, gravimetry, seismology, geochemistry, remote sensing and drilling of wildcat wells in order to determine the general geological conditions favouring petroleum accumulations. A petroleum concession provides exclusive rights to conduct petroleum exploration and production under a petroleum agreement.

TURKEY

In June 2006, the Company was awarded three onshore exploration licenses in southeastern Turkey. The three licenses together cover a total of 660 square kilometers (162,762 acres) and are for a term of four years. These licenses were awarded to the

Company based on the Company’s commitment to perform certain work programs for each of the respective areas. The Company is currently the operator of the licenses. Following a commercial discovery, each exploration license can be converted to production leases which bear a 12.5% royalty. The work programs are estimated to cost approximately $300,000 on each block over the next two years. Additional commitments to shoot seismic or drill wells will be contingent on the results from the initial work programs.

Two of the licenses (Block 4173 and Block 4174) are located near Bismil on the Tigris River. These licenses are adjacent to two producing oil fields (Molla and Karakilise). The Company’s primary target is an under explored Palaeozoic play at a depth of approximately 9,800 feet. The work program involves conducting geochemical studies and reprocessing existing 2D seismic data, and based on these results additional 2D seismic may be shot or a well drilled. On March 31, 2008, the Company announced that it has farmed out ots 100% working interest in Blocks 4173 and 4174 to an oil and gas exploration company with operations in Turkey. In exchange for a 75% interest in the exploration licenses, the Turkish company will drill an exploration well before the end of 2008 to test the Bedinan Ordivician formation (approximately 3,700 meters) on one of the licenses. The Company will retain a 25% interest and will be carried through the costs of testing the well. In addition, the Turkish company will pay $150,000 which will be used by the Company to pay for the reprocessing of 2D seismic over the licenses and completing its ongoing geochemical studies. The Turkish company will also become the operator of Blocks 4173 and 4174. Transfer of the interests in the licenses is subject to government regulatory approval.

The third license (Block 4175) is located near Cizre about 60 kilometers from the Iraq border. The target is a deep sub-thrust play similar to the major Iraqi and Iranian Zagros fields to the south. The Company will conduct an initial work program of detailed fieldwork and geochemical analysis that is expected to lead to a 2D seismic program to define a drilling location. There is presently no 2D seismic over the area. The Company agreed to a farmout of this license in October 2007, and announced on March 31, 2008 that the holder of the option on Block 4175 has determined not to exercise the option. The Company plans to carry on with its planned geochemical sampling and analysis.

In July 2007, the Company was awarded three additional onshore exploration licenses (Block 4268, Block 4269 and Block 4270), all of which are in southeastern Turkey on the border with Iraq. The three new licenses cover a total of 1,354 square kilometers (334,618 acres) and expire in June 2011. Upon a commercial discovery, each exploration license would be converted to a 20-year production lease which bears a 12.5% royalty. These additional licenses will also involve a work program, including technical studies, reprocessing of data and contingent plans for drilling wells. The Company is the operator and 100% working interest owner of the licenses.

Commercial Terms

Turkey’s fiscal regime is presently comprised of royalties and income tax. Royalties are at 12.5% and the corporate income tax is at a rate of 20%. The licenses have a four-year term but after the third year, a payment must be made to extend the license if no new well has been drilled prior to that date. The award of the licenses was based upon a work program that involves geological and geophysical work, seismic reprocessing and interpretation and contigent shooting of seismic and drilling of wells.

Licensing Regime

The licensing process in Turkey for oil and gas concessions occurs in three stages: Permit, License and Lease. Under a Permit, the Government grants the non-exclusive right to conduct a geological investigation over an area. The size of the area and the term of the Permit are subject to the discretion of the General Directorate of Petroleum Affairs (“GDPA”), the agency responsible for the regulation of oil and gas activities under the Ministry of Energy and Natural Resources.

A License grants exclusive rights over an area for the exploration for petroleum. A License has a term of four years and requires drilling activities in the third year but this obligation may be deferred into a future year by posting a guaranty. The License may be extended for up to two two-year extensions. No single company may own more than eight licenses within a district. Rentals are due annually based on the hectares under license.

Once a discovery is made, the license holder applies to covert the area, not to exceed 25,000 hectares, to a Lease. Under a Lease, the lessee may produce oil and gas. The term of a lease is for 20 years. Annual rentals are due based on the hectares under lease.

UNITED STATES

On April 15, 2005, the Company acquired the South Gillock and State Kohfeldt Units covering over 6,000 acres onshore in Galveston County, Texas. The field began producing in the 1940’s and the two units combined have produced over 65 Mmbbls of oil from the Big Gas Sand of the Frio formation which ranges in depth between 7,800 and 9,600 feet in the units. The units were originally operated by Amoco. The Company believed there were remaining gas reserves in the gas cap of the South Gillock Unit and its acquisition was premised on this concept. After the acquisition, the Company engaged in a workover program entering existing wells. This work doubled production from 60 Boe/d at the time of the acquisition to about 135 Boe/d in March 2006. Casing failure in the SGU #83 well in December 2006 caused production to decline to its initial 60 Boe/d level. The Company drilled the SGU #96 well in 2007. This well was drilled to a depth of 9,860 feet to test portions of the upper and middle Frio formations; the well was completed in the Big Gas Sand formation, but production could not be maintained.

The initial acquisition of the South Gillock and State Kohfeldt Units covered only the unitized Big Gas Sand formation. In November 2005, the Company completed a transaction for the shallow and deep leasehold rights from BP America Production Company. The Company paid $186,000 for a two-year option on deep rights covering 2,731 acres over the northern portion of the South Gillock Unit and a three-year term assignment over the same 2,731 acres for the shallow rights. The deep rights option expired in November 2007, except for a 672-acre tract on which the Company has a term assignment expiring in June 2008. The Company is in negotiations to extend the deep rights option for an additional two years.

In November 2007, the Company sold all of its interest in the South Gillock and State Kohfeldt Units, as well as the shallow rights over the South Gillock Unit, for $4 million, and the buyer assumed all of the plugging and abandonment liability associated with the units.

In Oklahoma, the Company has leased two properties, one in Dewey County (1,150 net acres) and one in McClain County (110 net acres). It participated for a 20% working interest in a well drilled on the Dewey County property at the end of 2006 that is currently producing a small amount of oil and natural gas. In the McClain County property, the Company is trying to clear up some title issues prior to developing or selling the property. Unless extended, most of the leases associated with these two properties will expire in 2008. There are currently no reserves associated with either of these properties.

NIGERIA

The Company originally acquired its interest in the OML 109 offshore Nigerian concession in 1992. The Company drilled both the discovery well and the first appraisal well in the Ejulebe field on OML 109 in 1994 and 1995. The Company then sought project financing to develop the field and install production facilities and entered into a risk service contract with Nexen (then known as Canadian Occidental). Under a risk service contract with Nexen, Nexen paid all of the development capital, which totaled in excess of $100 million, and drilled development wells, installed a production platform and pipeline and put the Ejulebe field into production in 1998. The Ejulebe field had produced about 11 Mmbbls or about 50% of the estimated 22 Mmbbls in place through 2005 when production ceased.

In June 2005, the Company sold its Bahamian subsidiary which owned the interest in OML 109. As part of the transaction, the Company received cash payments of $780,000 and will receive deferred payments of up to a maximum of $16 million based on the success of the future exploration and development on the concession. The Company paid transaction costs of $220,000 (including legal, consulting and other deal-related costs) and, in addition, agreed to pay a bonus to the Company’s President for his efforts in completing this transaction equivalent to 3.75% of the deferred payments, if and when received, up to a maximum of $600,000.

In addition, out of the $2.5 million reserved by the Company as an abandonment fund, $1.76 million was deposited into an escrow fund to address any liabilities and claims relating to the Company’s operations in Nigeria over the past 10 years and the balance of approximately $720,000 was returned to the Company. Pursuant to an agreement reached in 2007, $415,000 out of the escrow account was released to the Company and net amount of $306,000 was allocated and recently paid out of the escrow account for final payment of liabilities with respect to years 1998 through 2004. The balance of the escrow fund at December 31, 2007 is $240,000. The remaining potential liability to the Company is for taxes owed for of the period January through June 2005, and the Company expects the remaining escrow amount to be sufficient to cover any potential liabilities.

MARKETING AND PRICING

The Company estimates that it will not have any production in 2008. In 2007, oil production from South Gillock was sold under market sensitive or spot price contracts. Natural gas production in the United States was sold to purchasers under varying percentage-of-proceeds and percentage-of-index contracts or by direct marketing to end users or aggregators. By the terms of the percentage-of-proceeds contracts, the Company received a percentage of the resale price paid to the purchaser for sales of residue gas and natural gas liquids recovered after gathering and processing the gas. The residue gas and natural gas liquids sold by these purchasers were sold primarily based on spot market prices. The revenue from the sale of natural gas liquids is included in natural gas sales.

SAFETY AND ENVIRONMENTAL PROTECTION

The Company has made a firm commitment to public safety and environmental protection. In recognizing social responsibilities, the Company maximizes its effort to operate safely, with sensitivity to the environment and the needs of the countries in which it operates and to its employees. The commitment to safety is for the protection of our employees, contractors and local residents. It is the responsibility of all personnel to ensure that all operations are conducted in accordance with occupational health and safety laws and regulations. To achieve this goal, the Company hires qualified personnel, provides training in all aspects of safety and requires that all persons on Company property be authorized and conform to specific safety procedures.

The Company expects that environmental awareness resulting in corporate, industry and governmental initiatives in this area will, over time, result in increased capital and operating costs. While there can be no assurance that meeting environmental regulations will not have a material impact on the Company’s future operating costs, the Company does not expect any changes to environmental regulations to have a greater impact on the financial or competitive position of the Company in comparison to other companies in the oil and gas industry.

The Company currently has property interests in the United States, Morocco, Turkey and Romania. The Company has conducted environmental impact assessments of each of its licenses in Romania and Morocco and established environmental baselines with respect to each of those licenses. Under the terms of the agreements constituting those licenses, the Company is not responsible for prior environmental conditions on the licenses. In Turkey, the Company has entered into a farmout agreement regarding two exploration licenses. Under that agreement, the farmee is responsible for environmental compliance on each of the subject licenses. In the United States, the Company has substantially exited operations. Each of the purchasers of the Company’s former properties in the United States have assumed all plugging and abandonment liabilities associated with those properties. The Company’s activities will be reviewed periodically to ensure that the environmental impact is minimized.

5.2	Risk Factors

The Company may not be able to close its recently announced transactions with Riata.

The Company may not be able to close its announced private placement, loan and Morocco transactions with Riata. If the Company does not close its Riata private placement transactions, which are subject to Exchange and shareholder approval, the Company will not have sufficient capital to develop its properties. If the Company does not close the Riata loan transaction, which is required to close concurrently with the private placement, the Company will not be able to repay its existing $2 million loan agreement with Quest. If the Morocco transaction with Riata does not close, the Company will not have sufficient funds to pay for the 3D seismic survey currently being shot in Morocco, which will put the Company in default of its agreement with the seismic survey contractor.

If the Riata transactions do not close, the Company does not have sufficient capital to fund its international development activities beyond April 30, 2008.

The Company does not have sufficient funds to continue operations beyond April 30, 2008 if it cannot repay the Quest loan by that date. The Company entered into a credit agreement with Quest in April 2007 and must repay the outstanding principal balance of $2 million by April 30, 2008. The Company requires significant immediate funding to continue to develop its properties. The Company intends to seek partners for its various projects, and the Company may sell one or more properties, or a portion thereof, to enable it to meet its capital commitments. The Company may be unable to obtain additional financing or sell all or portions of its properties in the time required on terms acceptable to it or to secure partners for its projects. If the Company is unable to raise sufficient funds to continue our operations, the Company’s business will likely be materially and adversely impacted. The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty.

The Company will have substantial capital requirements that, if not met, may have a material adverse effect on the Company’s operations.

The Company’s future growth depends on its ability to make large capital expenditures for the exploration and development of natural gas and oil properties. Future cash flows and the availability of debt or equity financing will be subject to a number of variables, such as:

•	the success of the Company’s prospects in Romania, Morocco and Turkey;

•	success in finding and commercially producing reserves; and

•	prices of natural gas and oil.

Additional financing sources will be required in the future to fund developmental and exploratory drilling. Issuing equity securities to raise additional capital could cause substantial dilution to the Company’s existing stockholders. Additional debt financing could lead to:

•	a substantial portion of operating cash flow being dedicated to the payment of principal and interest;

•	the Company being more vulnerable to competitive pressures and economic downturns; and

•	restrictions on the Company’s operations.

The Company might not be able to obtain necessary financing on acceptable terms, or at all. If sufficient capital resources are not available, the Company might be forced to curtail developmental and exploratory drilling and other activities or be forced to sell some assets on an untimely or unfavorable basis, which would have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company might not be able to identify liabilities associated with properties or obtain protection from sellers against them, which could cause the Company to incur losses.

The Company’s review and evaluation of prospects and future acquisitions might not necessarily reveal all existing or potential problems. For example, inspections may not always be performed on every well, and environmental problems, such as groundwater contamination, may not be readily identified even when an inspection is undertaken. Even when problems are identified, a seller may be unwilling or unable to provide effective contractual protection against all or part of those problems, and the Company often assumes environmental and other risks and liabilities in connection with the acquired properties.

A substantial or extended decline in natural gas and oil prices may adversely affect the Company’s ability to meet its capital expenditure obligations and financial commitments.

The Company’s revenues, operating results and future rate of growth are substantially dependent upon the prevailing prices of, and demand for, natural gas and oil. Lower natural gas and oil prices may also reduce the amount of natural gas and oil that the Company can produce economically. Historically, natural gas and oil prices and markets have been volatile and they are likely to continue to be volatile in the future. If the Company establishes reserves, a decrease in natural gas or oil prices will not only reduce revenues and profits, but will also reduce the quantities of reserves that are commercially recoverable and may result in charges to earnings for impairment of the value of these assets. If natural gas or oil prices decline significantly for extended periods of time in the future, the Company might not be able to generate sufficient cash flow from operations to meet its obligations and make planned capital expenditures. Natural gas and oil prices are subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, natural gas and oil, market uncertainty and a variety of additional factors that are beyond the Company’s control. Among the factors that could cause fluctuations are:

•	change in local and global supply and demand for natural gas and oil;

•	levels of production and other activities of the Organization of Petroleum Exporting Countries, and other natural gas and oil producing nations;

•	market expectations about future prices;

•	the level of global natural gas and oil exploration, production activity and inventories;

•	political conditions, including embargoes, in or affecting other oil producing activity; and

•	the price and availability of alternative fuels.

Lower natural gas and oil prices may not only decrease the Company’s revenues on a per unit basis, but also may reduce the amount of natural gas and oil that the Company can produce economically. A substantial or extended decline in oil or natural gas prices may materially adversely affect the Company’s business, financial condition and results of operations.

To the extent that the Company establishes natural gas and oil reserves, the Company will be required to replace, maintain or expand its natural gas and oil reserves in order to prevent its reserves and production from declining, which would adversely affect cash flows and income.

In general, production from natural gas and oil properties declines over time as reserves are depleted, with the rate of decline depending on reservoir characteristics. If the Company establishes reserves and is not successful in its subsequent exploration and development activities or in subsequently acquiring properties containing reserves, the Company’s reserves will decline as reserves are produced. The Company’s future natural gas and oil production is highly dependent upon the Company’s ability to economically find, develop or acquire reserves in commercial quantities.

To the extent cash flow from operations is reduced, either by a decrease in prevailing prices for natural gas and oil or an increase in finding and development costs, and external sources of capital become limited or unavailable, the Company’s ability to make the necessary capital investment to maintain or expand its asset base of natural gas and oil reserves would be impaired. Even with sufficient available capital, the Company’s future exploration and development activities may not result in additional proved reserves, and the Company might not be able to drill productive wells at acceptable costs.

The Company’s retained net profits interest on Oil Mining License 109 may not yield any revenue.

In June 2005, the Company sold its interest in Oil Mining License 109 (“OML 109”) located offshore Nigeria, and retained a net profits interest of up to $16 million based on future exploration success. Absent a new discovery on OML 109 by the new owner, the retained net profits interest will not yield any revenue to the Company.

The Company might incur additional debt in order to fund its operations and its exploration and development activities, which would continue to reduce the Company’s financial flexibility.

The Company currently has a $2 million bridge loan with Quest Capital Corp. The Company must repay this loan by April 30, 2008. The Company’s ability to meet its debt obligations and reduce its level of indebtedness depends on the Company’s future financial performance. General economic conditions, oil and gas prices and financial, business and other factors affect the Company’s operations and future financial performance and the Company’s ability to obtain additional financing. Many of these factors are beyond the Company’s control. In addition, the Company’s ability to generate sufficient cash flow to pay the interest on its debt or to obtain future working capital, borrowings or equity financing to pay or refinance such debt will depend on factors such as financial market conditions, the value of the Company’s assets and the Company’s financial performance at the time it needs capital. If the Company does not have sufficient funds and is otherwise unable to negotiate renewals of its borrowings or arrange new financing, the Company might be required to sell significant assets. Any failure to refinance or renew the Company’s indebtedness or any sale of significant assets could have a material adverse effect on the Company’s business, financial condition and results of operations.

Shortages of rigs, equipment, supplies and personnel could delay or otherwise adversely affect the Company’s cost of operations or the Company’s ability to operate according to its business plans.

If drilling activities increase in the countries in which the Company operates generally, shortages of drilling and completion rigs, field equipment and qualified personnel could develop. From time to time, shortages have sharply increased the Company’s operating costs in various areas around the world and could do so again. The demand for, and wage rates of, qualified drilling rig crews generally rise in response to the increased number of active rigs in service and could increase sharply in the event of a shortage. Shortages of drilling and completion rigs, field equipment or qualified personnel could delay, restrict or curtail the Company’s exploration and development operations, which may materially adversely affect the Company’s business, financial condition and results of operations.

Undeveloped resources are uncertain.

The Company has no established reserves and estimates that it will not have any production for 2008. Undeveloped resources, by their nature, are significantly less certain than developed resources. The discovery, determination and exploitation of undeveloped resources require significant capital expenditures and successful drilling and exploration programs. The Company may not be able to raise the capital it needs to develop these resources. There is no certainty that the Company will discover resources or that, if discovered, resources will be economically viable or technically feasible to produce.

The value of the Company’s common shares might be affected by matters not related to the Company’s own operating performance.

The value of the Company’s common shares may be affected by matters that are not related to the Company’s operating performance and which are outside its control. These matters include the following:

•	general economic conditions in Canada, the U.S., Romania, Morocco and Turkey and globally;

•	industry conditions, including fluctuations in the price of oil and natural gas;

•	governmental regulation of the oil and natural gas industry, including environmental regulation;

•	fluctuation in foreign exchange or interest rates;

•	liabilities inherent in oil and natural gas operations;

•	geological, technical, drilling and processing problems;

•	unanticipated operating events which can reduce production or cause production to be shut in or delayed;

•	failure to obtain industry partner and other third party consents and approvals, when required;

•	stock market volatility and market valuations;

•	competition for, among other things, capital, acquisition of reserves, undeveloped land and skilled personnel;

•	the need to obtain required approvals from regulatory authorities;

•	worldwide supplies and prices of, and demand for, natural gas and oil;

•	political conditions and developments in each of the countries in which the Company operates;

•	political conditions in natural gas and oil producing regions;

•	revenue and operating results failing to meet expectations in any particular period;

•	investor perception of the oil and natural gas industry;

•	limited trading volume of the Company’s common shares;

•	change in environmental and other governmental regulations;

•	announcements relating to the Company’s business or the business of the Company’s competitors;

•	the Company’s liquidity; and

•	the Company’s ability to raise additional funds.

In the past, companies that have experienced volatility in the trading price of their common shares have been the subject of securities class action litigation. The Company might become involved in securities class action litigation in the future. Such litigation often results in substantial costs and diversion of management’s attention and resources and could have material adverse effect on the Company’s business, financial condition and results of operation.

The Company might not be able to obtain necessary approvals from one or more government agencies, surface owners, or other third parties, which could hamper the Company’s exploration or development activities.

There are numerous permits, approvals, and agreements with third parties, which will be necessary in order to enable the Company to proceed with its development plans and otherwise accomplish its objectives. The government agencies in each country in which the Company operates have discretion in interpreting various laws, regulations, and policies governing operations under the licenses. Further, the Company may be required to enter into agreements with private surface owners to obtain access and agreements for the location of surface facilities. In addition, because many of the laws governing oil and gas operations in the international countries in which the Company operates have been enacted relatively recently, there is only a relatively short history of the government agencies handling and interpreting those laws, including the various regulations and policies relating to those laws. This short history does not provide extensive precedents or the level of certainty that allows the Company to predict whether such agencies will act favorably toward the Company.

The governments have broad discretion to interpret requirements for the issuance of drilling permits. The Company’s inability to meet any such requirements could have a material adverse effect on the Company’s exploration or development activities.

Drilling for and producing natural gas and oil are high-risk activities with many uncertainties that could adversely affect the Company’s business, financial condition or results of operations.

The Company’s future success depends on the success of our exploration, development and production activities in each of the Company’s properties. These activities are subject to numerous risks beyond the Company’s control, including the risk that the Company will not find any commercially productive natural gas or oil reservoirs. The Company’s decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. The cost of drilling, completing and operating wells is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project unprofitable. Further, many factors may curtail, delay or prevent drilling operations, including:

•	unexpected drilling conditions;

•	pressure or irregularities in geological formations;

•	equipment failures or accidents;

•	pipeline and processing interruptions or unavailability;

•	title problems;

•	adverse weather conditions;

•	lack of market demand for natural gas and oil;

•	delays imposed by, or resulting from, compliance with environmental and other regulatory requirements;

•	shortage of, or delays in the availability of, drilling rigs and the delivery of equipment; and

•	declines in natural gas and oil prices.

The Company’s future drilling activities might not be successful, and drilling success rate overall or within a particular area could decline. The Company could incur losses by drilling unproductive wells. Shut-in wells, curtailed production and other production interruptions may materially adversely affect the Company’s business, financial condition and results of operations.

Competition in the oil and gas industry is intense, and many of the Company’s competitors have greater financial, technological and other resources than the Company, which may adversely affect the Company’s ability to compete.

The Company operates in the highly competitive areas of oil and gas exploration, development and acquisition with a substantial number of other companies, including U.S.-based and foreign companies doing business in each of the countries in which the Company operates. The Company faces intense competition from independent, technology-driven companies as well as from both major and other independent oil and gas companies in each of the following areas:

•	seeking oil and gas exploration licenses and production licenses;

•	acquiring desirable producing properties or new leases for future exploration;

•	marketing natural gas and oil production;

•	integrating new technologies; and

•	acquiring the equipment and expertise necessary to develop and operate properties.

Many of the Company’s competitors have substantially greater financial, managerial, technological and other resources than the Company does. These companies are able to pay more for exploratory prospects, and productive oil and gas properties and prospects than the Company can. To the extent competitors are able to pay more for properties than the Company is paying, the Company will be at a competitive disadvantage. Further, many of the Company’s competitors enjoy technological advantages over the Company and may be able to implement new technologies more rapidly than the Company can. The Company’s ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend upon its ability to successfully conduct operations, implement advanced technologies, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

Political instability or fundamental changes in the leadership or in the structure of the governments in the jurisdictions in which the Company operates could have a material negative impact on the Company.

The Company’s interests may be affected by political and economic upheavals. Local, regional and world events could cause the jurisdictions in which the Company operates to change the petroleum laws, tax laws, foreign investment laws, or to revise their policies in a manner that renders the Company’s current and future projects unprofitable. Further, the governments in the jurisdictions in which the Company operates could decide to nationalize the oil and gas industry or impose restrictions and penalties on foreign-owned entities, which could render the Company’s projects unprofitable or could prevent the Company from selling its assets or operating its business. The occurrence of any such fundamental change could have a materially adverse effect on the Company’s business, financial condition and results of operations.

The Company may not be able to complete the exploration and development of any, or a significant portion of, the oil and gas interests covered by its leases or licenses before they expire.

Each license or lease under which the Company operates has a fixed term. The Company may be unable to complete its exploration and development efforts prior to the expiration of licenses or leases. Failure to obtain an extension of the license or lease, be granted a new exploration license or lease or the failure to obtain a license or lease covering a sufficiently large area would prevent or limit the Company from continuing to explore and develop a significant portion of the oil and gas interests covered by the license or lease. The determination of the amount of acreage to be covered by the production licenses is in the discretion of the respective governments.

The Company is subject to complex laws and regulations, including environmental regulations, which can have a material adverse effect on the Company’s cost, manner or feasibility of doing business.

Exploration for and exploitation, production and sale of oil and gas in each country in which the Company operates is subject to extensive national and local laws and regulations, including complex tax laws and environmental laws and regulations, and requires various permits and approvals from various governmental agencies. If these permits are not issued or unfavorable restrictions or conditions are imposed on the Company’s drilling activities, the Company might not be able to conduct its operations as planned. Alternatively, failure to comply with these laws and regulations, including the requirements of any permits, might result in the suspension or termination of operations and subject the Company to penalties. The Company’s costs to comply with these numerous laws, regulations and permits are significant. Further, these laws and regulations could change in ways that substantially increase the Company’s costs and associated liabilities. Existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations may harm the Company’s business, results of operations and financial condition.

The Company does not plan to insure against all potential operating risks. The Company might incur substantial losses from, and be subject to substantial liability claims for, uninsured or underinsured risks related to its natural gas and oil operations.

The Company does not intend to insure against all risks. The Company’s natural gas and oil exploration and production activities will be subject to hazards and risks associated with drilling for, producing and transporting natural gas and oil, and any of these risks can cause substantial losses resulting from:

•	environmental hazards, such as uncontrollable flows of natural gas, oil, brine, well fluids, toxic gas or other pollution into the environment, including groundwater and shoreline contamination;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oil field drilling, and service tools and casing collapse;

•	fires and explosions;

•	personal injuries and death;

•	regulatory investigations and penalties; and

•	natural disasters.

The Company might elect not to obtain insurance if it believes that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. Losses and liabilities arising from uninsured and underinsured events or in amounts in excess of existing insurance coverage could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company is subject to operating hazards.

The oil and gas business involves a variety of operating risks, including the risk of fire, explosion, blowout, pipe failure, casing collapse, stuck tools, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, pipeline ruptures and discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury and loss of life, loss of or damage to well bores and/or drilling or production equipment, costs of overcoming downhole problems, severe damage to and destruction of property, natural resources and equipment, pollution and other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Gathering systems and processing facilities are subject to many of the same hazards and any significant problems related to those facilities could adversely affect the Company’s ability to market our production.

The Company is dependent on key personnel.

The Company depends to a large extent on the services of Scott Larsen, the Company’s President and Chief Executive Officer, and Dr. David Campbell, the Company’s International Exploration Manager. The loss of the services of either of these individuals could have a material adverse effect on the Company’s operations. The Company does not maintain key person insurance on either of these individuals.

The Company’s small size and the number of staff impacts the Company’s internal controls.

Due to the limited number of staff, it is not possible to achieve complete segregation of duties, nor does the Company currently maintain written policies and procedures at our international offices. The Company must engage accounting assistance with respect to complex, non-routine accounting issues, Canadian GAAP matters, tax compliance, and reporting for its international operations. At the present time, the Company has no plans to increase the size of its staff.

The Company’s officers and directors may have conflicts of interest.

There may be potential conflicts of interest for certain of the Company’s officers and directors who are or may become engaged from time to time on their own behalf or on behalf of other companies with which they may serve in the capacity as directors or officers. Certain of the Company’s outside directors are officers and/or directors of other publicly traded financial services, crude oil and natural gas exploration and production companies.

The Company must comply with government regulations and may be held liable for environmental matters.

General

Numerous departments and agencies, federal, state and local, issue rules and regulations binding on the oil and gas industry, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases the Company’s cost of doing business and, consequently, affects its profitability.

Exploration and Production

Operations in the countries in which the Company operates are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells and the disposal of fluids used or obtained in connection with operations. Our operations are also subject to various conservation regulations. These include the regulation of the size of drilling and spacing units and the density of wells that may be drilled and the unitization or pooling of oil and gas properties. In addition, certain state conservation laws may establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas and impose certain requirements regarding the ratability of production. The effect of these regulations is to limit the amount of oil and gas which can be produced from wells in which the Company holds an interest and may limit the number of wells or the locations at which wells can be drilled. The extent of any impact on the Company of such restrictions cannot be predicted.

Environmental and Occupational Regulation

The Company’s activities are subject to existing federal, state and local laws and regulations governing environmental quality and pollution control. It is anticipated that, absent the occurrence of an extraordinary event, compliance with existing federal, state and local laws, rules and regulations concerning the protection of the environment and human health will not have a material effect upon the Company’s operations, capital expenditures, earnings or competitive position. The Company cannot predict what effect additional regulation or legislation, enforcement policies thereunder and claims for damages for injuries to property, employees, other persons and the environment resulting from our operations could have on its activities. The Company’s activities with respect to exploration, development and production of oil and natural gas are subject to stringent environmental regulation by state and federal authorities including the United States Environmental Protection Agency (“EPA”). Such regulation has increased the cost of planning, designing, drilling, operating and in some instances, abandoning wells. In most instances, the regulatory requirements relate to the handling and disposal of drilling and production waste products and waste created by water and air pollution control procedures. Risks of substantial costs and liabilities are inherent in oil and gas operations, and there can be no assurance that significant costs and liabilities, including criminal penalties, will not be incurred. Moreover, it is possible that other developments, such as stricter environmental laws and regulations, and claims for damages for injuries to property or persons resulting from the Company’s operations could result in substantial costs and liabilities.

Waste Disposal. The Company currently owns or leases, and has owned or leased, numerous properties that for many years have been used for the exploration and production of oil and gas. Hydrocarbons or other wastes may have been disposed of or released on or under the properties we owned or leased or on or under other locations where such wastes have been taken for disposal. In addition, these properties may have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. State and federal laws applicable to oil and natural gas wastes and properties have gradually become more strict. Under such laws, the Company could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination) or to perform remedial plugging operations to prevent future contamination. Wastes, including hazardous wastes, are generated during oil and gas activities that are subject to the Federal Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes. The EPA and various state agencies have limited the disposal options for certain hazardous and non-hazardous wastes and are considering the adoption of stricter disposal standards for non-hazardous wastes. Furthermore, certain wastes generated by oil and natural gas operations that are currently exempt from treatment as hazardous wastes may in the future be designated as hazardous wastes, and therefore be subject to considerably more rigorous and costly operating and disposal requirements.

Superfund. In the U.S., the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), also known as the “Superfund” law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release of a “hazardous substance” into the environment. These persons include the owner and operator of a site and persons that disposed of or arranged for the disposal of the hazardous substances found at a site. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from responsible classes of persons the costs of such action. In the course of the Company’s oil and gas operations, wastes may be generated that fall within CERCLA’s definition of “hazardous substances”. The Company may also be an owner of sites on which “hazardous substances” have been released and, as a result, may be responsible under CERCLA for all or part of the costs to clean up sites at which such wastes have been released.

Air Emissions. The Company’s operations are subject to local, state and federal regulations for the control of emissions of air pollution. Legal and regulatory requirements in this area are increasing, and there can be no assurance that significant costs and liabilities will not be incurred in the future as a result of new regulatory developments. In particular, regulations promulgated in the U.S. under the Clean Air Act Amendments of 1990 may impose additional compliance requirements that could affect the Company’s operations. However, it is impossible to predict accurately the effect, if any, of the Clean Air Act Amendments on the Company at this time. The Company may in the future be subject to civil or administrative enforcement actions for failure to comply strictly with air regulations or permits. These enforcement actions are generally resolved by payment of monetary fines and correction of any identified deficiencies. Alternatively, regulatory agencies could require us to forego construction or operation of certain air emission sources.

OSHA. The Company is subject to the requirements of the federal Occupational Safety and Health Act (“OSHA”) and comparable state statutes. The OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and similar state statutes require us to prepare information about hazardous materials used, released or produced in oil and gas operations. Certain of this information must be provided to employees, state and local governmental authorities and local citizens. The Company is also subject to the requirements and reporting set forth in OSHA workplace standards.

OPA and Clean Water Act. Federal regulations require certain owners or operators of facilities that store or otherwise handle oil, such as the Company, to prepare and implement spill prevention control plans, countermeasure plans and facilities response plans relating to the possible discharge of oil into surface waters. The Oil Pollution Act 1990 (“OPA”) amends certain provisions of the federal Water Pollution Control Act of 1972, commonly referred to as the Clean Water Act (“CWA”), and other statutes as they pertain to the prevention of and response to oil spills into navigable waters. The OPA subjects owners of facilities to strict joint and several liability for all containment and cleanup costs and certain other damages arising from a spill, including, but not limited to, the costs of responding to a release of oil to surface waters. The CWA provides penalties for any discharges of petroleum products in reportable quantities and imposes substantial liability for the costs of removing a spill. State laws for the control of water pollution also provide varying civil and criminal penalties and liabilities in the case of releases of petroleum or its derivatives into surface waters or into the ground. Regulations are currently being developed under OPA and state laws concerning oil pollution prevention and other matters that may impose additional regulatory burdens on us. In addition, the CWA and analogous state laws require permits to be obtained to authorize discharges into surface waters or to construct facilities in wetland areas. The EPA has adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, participate in a group permit or seek coverage under an EPA general permit.

NORM. Oil and gas exploration and production activities have been identified as generators of concentrations of low-level naturally-occurring radioactive materials (“NORM”). NORM regulations have been adopted in several states. The Company is unable to estimate the effect of these regulations.

Safe Drinking Water Act. The Company’s operations may involve the disposal of produced saltwater and other non-hazardous oilfield wastes by re-injection into the subsurface. Under the Safe Drinking Water Act (“SDWA”), oil and gas operators must obtain a permit for the construction and operation of underground Class II injection wells. To protect against contamination of drinking water, periodic mechanical integrity tests are often required to be performed by the well operator. There can be no assurance that these requirements may not cause the Company to incur additional expenses.

Toxic Substances Control Act. The Toxic Substances Control Act (“TSCA”) was enacted to control the adverse effects of newly manufactured and existing chemical substances. Under the TSCA, the EPA has issued specific rules and regulations governing the use, labeling, maintenance, removal from service and disposal of PCB items, such as transformers and capacitors used by oil and gas companies. The Company may own such PCB items.

At December 31, 2007, the Company is unable to estimate the costs to be incurred for compliance with environmental laws over the next twelve months.

5.3	Oil and Gas Reserves Data and other Oil and Gas Information

At December 31, 2007, the Company had no oil and gas reserves and no related future net revenue. The Company’s reserves at December 31, 2006 were all attributable to two properties: the South Gillock property in South Texas and the Jarvis Dome property in East Texas. The Company sold all of its interest in the South Gillock Unit and the State Kohfeldt Unit in November 2007 and sold all of its interest in the Jarvis Dome property in October 2007. The Company has a non-operated 20% working interest in one well on its Oswego property in Oklahoma, and no reserves are attributed to that property or to any of the Company’s international properties.

RECONCILIATION OF COMPANY GROSS

RESERVES BY PRINCIPAL PRODUCT TYPE

BASED ON FORECAST PRICES AND COSTS (4)

The following table sets forth a reconciliation of the changes in the Company’s light and medium crude oil, and associated and non-associated gas (combined) reserves as at December 31, 2006 against such reserves as at December 31, 2007 based on the price and cost assumptions set forth in note 4:

	Light and Medium Oil			Associated and Non-Associated Gas
	Gross Proved (MBbls)	Gross Probable (MBbls)	Gross Proved Plus Probable (MBbls)	Gross Proved (MMcf)	Gross Probable (MMcf)	Gross Proved Plus Probable (MMcf)
United States
At December 31, 2006	10.3	16.8	27.1	649.4	163.3	812.7

Extensions and Improved Recovery	0.0	0.0	0.0	0.0	0.0	0.0
Technical Revisions	0.0	0.0	0.0	0.0	0.0	0.0
Discoveries	0.0	0.0	0.0	0.0	0.0	0.0
Acquisition of Reserves	0.0	0.0	0.0	0.0	0.0	0.0
Disposition of Reserves	(10.3)	(16.8)	(27.1)	(649.4)	(163.3)	(812.7)
Economic Factors	0.0	0.0	0.0	0.0	0.0	0.0
Production	0.0	0.0	0.0	0.0	0.0	0.0

At December 31, 2007	0.0	0.0	0.0	0.0	0.0	0.0

Notes:

(1)	“Gross Reserves” are the Company’s working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the Company.

(2)	“Proved” reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(3)	“Probable” reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(4)	The pricing assumptions used in evaluating the Company’s 2006 reserves as well as the inflation rates used for operating and capital costs are set forth below.

	Crude Oil	Natural Gas	Inflation Rate	Exchange Rate
	NYMEX at 12/31/06 ($US/Bbl)	NYMEX at 12/31/06 ($USMMBTU)	%/year	$US/$Cdn
2-28-2007 United States	61.05	6.299	2	N/A
3-31-2007 United States	62.38	6.503	2	N/A
4-30-2007 United States	63.26	6.603	2	N/A
5-31-2007 United States	63.95	6.703	2	N/A
6-30-2007 United States	64.54	6.813	2	N/A
12-31-2007 United States	66.10	7.417	2	N/A
12-31-2008 United States	67.54	8.116	2	N/A
12-31-2009 United States	66.90	7.428	2	N/A
12-31-2010 United States	66.25	7.023	2	N/A
12-31-2011 United States	66.25	7.023	2	N/A
Thereafter	66.25	7.023	0	N/A

Undeveloped Reserves

The following table sets forth the volumes of proved undeveloped reserves that were attributed for each the Company’s product types for the most recent three financial years and in the aggregate before that time. Proved means those reserves that can be estimated with a high degree of certainty to be recoverable with the likelihood that the actual remaining quantities recovered will exceed the estimated proved reserves. Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure is required to produce such reserves.

	Light and Medium Oil (Bbl)	Natural Gas (Mcf)
Aggregate prior to 2005	11,260	9,853
2005	—	391,300
2006	—	—
2007	—	—

The following table sets forth the volumes of probable undeveloped reserves that were attributed for each of the Company’s product types for the most recent three financial years and in the aggregate before such time. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater than the sum of the estimated proved plus probable reserves.

	Light and Medium Oil (Bbl)	Natural Gas (Mcf)
Aggregate prior to 2005	3,879,099	64,455
2005	26,100	1,500
2006	12,973	125,724
2007	—	—

Significant Factors or Uncertainties

The future development of the Company’s properties is subject to multiple risks and uncertainties, in addition to the successful discovery of hydrocarbons in commercially producable quantities, such as sufficient capital to explore and availability of drilling rigs, access to sufficient technical data and expertice and sufficient liquidity to undertake desired operations.

Oil and Gas Wells

The following table sets forth the number of wells in which the Company held a working interest as at December 31, 2007:

	Oil		Natural Gas
	Gross(1)	Net(1)	Gross(1)	Net(1)
Oklahoma (onshore)
Producing	1	0.2	—	—
Non-producing	—	—	—	—

Note:

(1)	“Gross Wells” are the total number of wells in which the Company has an interest (operating or non-operating). “Net Wells” are the Gross Wells multiplied by the Company’s working interest percentage (operating or non-operating).

Costs Incurred

The following table summarizes the capital expenditures made by the Company on oil and natural gas properties for the year ended December 31, 2007.

	Property Acquisition Costs (M$)	Exploration Costs (M$)	Development Costs (M$)
	Unproved Properties
United States	106.4	—	4032.4

Properties with No Attributed Reserves

The following table sets out the Company’s undeveloped land position effective December 31, 2007:

	Undeveloped (acres)
	Gross(1)	Net(2)
United States	3,212	1,953
Morocco	1,184,345	383,209

Romania	3,600	3,600

Turkey	497,286	463,478

Total	1,688,443	852,240

Notes:

(1)	“Gross” means the total number of acres in which the Company has a working interest.

(2)	“Net” means the sum of the products obtained by multiplying the number of gross acres by the Company’s percentage working interest therein.

Substantially all of the Company’s net undeveloped acreage in the United States will expire in 2008.

Abandonment and Reclamation Costs

The Company sold its interests in the Jarvis Dome property and South Gillock property (consisting of the South gillock and State Kohfeldt Units) in October and November 2007, respectively, and the Bayou Couba property in December 2006. The Company has no further liability for abandonment or reclamation costs as to those properties. The Company has reserved $8,000 for estimated abandonment and reclamation costs regarding its one producing well in Oklahoma, in which it owns a 16% net revenue interest.

Tax Horizon

Based upon the significant expenditures at South Gillock and the previous net loss carryforward of the Company’s subsidiary which owns the Oswego property and owned the South Gillock and Jarvis Dome properties, the Company will not be required to pay income taxes on the undiscounted net revenue to be generated by the South Gillock and Jarvis Dome properties for the year ended December 31, 2007.

Exploration and Development Activities

The following table sets forth the number of exploratory and development wells which the Company completed during its 2007 financial year. A “development well” is defined as a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to a depth of a strategaphic horizon known to be productive. An “exploratory well” is a well that is not a developmental well, is not drilled or completed for the purpose of supporting production in an existing field and is not a drilling effort, geologically directed, to obtain information pertaining to a specific geological condition.

	Exploratory Wells		Development Wells
	Gross(1)	Net(1)	Gross(1)	Net(1)
United States
Oil Wells	1	0.2	—	—
Gas Wells	—	—	1	1
Service Wells	—	—	—	—
Dry Holes	—	—	—	—

Total Completed Wells	1	0.2	1	1

Notes:

(1)	““Gross Wells” are the wells in which the Company holds a working interest (operating or non-operating). “Net Wells” are the Gross Wells multiplied by the Company’s working interest percentage (operating or non-operating).

Production Estimates

The Company estimates that it will not have production in 2008.

Production History

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by the Company for each quarter of its most recently completed financial year. The weighted average prices received in the United States for the year ended December 31, 2007 were: $66.64 per barrel and $5.98 per MMBTU.

	Three Months Ended March 31, 2007	Three Months Ended June 30, 2007	Three Months Ended September 30, 2007	Three Months Ended December 31, 2007
United States
Average Daily Production
Light & Medium Oil (bbl/d)	29	18	35	32
Natural Gas (mcf/d)	196	190	196	66
Average Prices Received
Light & Medium Oil ($/bbl)	$64.72	$72.19	$87.68	$102.38
Natural Gas ($/mcf)	$6.91	$7.82	$6.84	$10.41
Royalties
Light & Medium Oil ($/bbl)	$10.32	$10.49	$13.55	$15.46
Natural Gas ($/mcf)	$1.29	$1.46	$1.25	$1.47
Production Costs
Light & Medium Oil ($/bbl)	$64.38	$65.88	$74.43	$188.10
Natural Gas ($/mcf)	$7.37	$5.21	$9.02	$57.37
Netback Received
Light & Medium Oil ($/bbl)	($9.98)	($4.18)	($0.30)	($101.18)
Natural Gas ($/mcf)	($1.75)	$1.15	($3.43)	($48.43)

ITEM 6	DIVIDENDS

No dividends have been paid on any shares of the Company during the Company’s last three financial years and it is not anticipated that any dividends will be paid in the immediate or foreseeable future. Any future payment of dividends will depend upon the financial condition, capital requirements and earnings of the Company, as well as other factors that the directors of the Company may consider relevant.

ITEM 7	DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares, of which 43,270,762 are outstanding at March 31, 2008, and an unlimited number of preferred shares, issuable in series, none of which have been issued.

Common Shares

Holders of common shares are entitled to one vote per share at all meetings of holders of common shares. Holders are also entitled to receive dividends if, as and when declared by the board of directors and to receive pro rata the remaining property and assets of the Company upon its dissolution or winding-up, subject to any preferences accorded to holders of preferred shares.

Preferred Shares

The preferred shares are issuable in series and each series of preferred shares will have such designation, rights, privileges, restrictions and conditions as the Company’s board of directors may from time to time determine before issuance. The holders of each series of preferred shares will be entitled, in priority to holders of common shares, to be paid rateably with holders of each other series of preferred shares the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series and, upon liquidation, dissolution or winding up of the Company, in priority to holders of common shares, to be paid rateably with holders of each other series of preferred shares the amount, if any, specified as being payable preferentially to holders of such series.

The Company has outstanding an aggregate of 4,270,000 options to purchase common shares pursuant to the Company’s Amended and Restated Stock Option Plan. The Company also has outstanding 4,719,375 common share purchase warrants which are exercisable at $1.05 per share on or before December 4, 2008 related to a private placement which closed in December 2006. As to the warrants expiring December 4, 2008, if the volume weighted average closing price of the Company’s common shares exceeds $1.55 per share for 20 consecutive trading days, the Company will be entitled to accelerate expiration of the warrants (thereby requiring the warrant holder to exercise the warrant within 30 days of being notified of the accelerated expiration).

ITEM 8	MARKET FOR SECURITIES

8.1	Trading Price and Volume

The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange and trade under the symbol “TNP”. Effective January 2, 2008, the common shares of the Company trade in Canadian dollars. Prior to that, the common shares of the Company traded in U.S. dollars. The following table sets out the high and low price in U.S. dollars for, and the volume of trading in, the common shares on the Exchange on a monthly basis for the financial year ended December 31, 2007.

		Monthly Price Range (in US$)
Month	Volume	High	Low	Close
January	849,049	0.91	0.78	0.87
February	782,152	0.99	0.82	0.85
March	917,465	0.95	0.64	0.90
April	683,776	0.92	0.84	0.89
May	2,412,707	0.90	0.40	0.43
June	1,169,740	0.48	0.35	0.48
July	1,397,397	0.68	0.48	0.60
August	1,245,753	0.60	0.34	0.35
September	1,556,284	0.40	0.25	0.30
October	2,166,542	0.31	0.255	0.30
November	1,568,328	0.33	0.27	0.285
December	2,933,478	0.33	0.265	0.27

ITEM 9	AUDIT COMMITTEE

Members

The Audit Committee consists of Brian Bayley, Michael Winn, and Alan Moon, each of whom is independent and financially literate. The following is a description of the education and experience of each member of the Audit Committee.

Brian Bayley – Chairman

Mr. Bayley is currently the Co-Chairman of Quest Capital Corp. Quest is a publicly traded (TSX Exchange - Symbol QC) mortgage investment corporation that focuses on providing real estate mortgage financings in Canada. Mr. Bayley is currently a director of a number of public companies.

Michael Winn

Mr. Winn is currently President of Terrasearch Inc. a consulting company that provides analysis on mining and energy companies. Prior to forming his own company in 1997, Mr. Winn spent four years as an analyst for a Southern California-based brokerage firm where he was responsible for the evaluation of emerging oil and gas and mining companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992, and is also a director of several companies that are involved in mineral exploration in Canada, Latin America, Europe and Africa. Mr. Winn has completed graduate course work in accounting and finance and received a B.S. in geology from the University of Southern California.

Alan Moon

Mr. Moon is currently President of Crescent Enterprises Inc., a private Calgary-based consulting firm. Prior to forming this company in 1997, Mr. Moon was President and Chief Operating Officer of TransAlta Energy Corporation. The company was an international independent electric power generation and distribution company with approximately $1 billion in assets and operated in Ontario, New Zealand, Australia, South America, and the United States. Mr. Moon is a director of a number of private and public companies.

Charter

The complete text of the Company’s Audit Committee Charter is attached as Appendix A hereto.

Audit Fees ($CAD)

The table below provides disclosure of the services provided by the Company’s external auditors in fiscal 2007 and fiscal 2006, dividing the services into the categories of work performed.

Type of Work	2007 Fees	2007 Percentage	2006 Fees	2006 Percentage
Audit Fees	$129,235	47%	$105,000	53%
Audit Related Fees	$123,850	45%	$77,750	40%
Tax Fees	$22,737	8%	$13,385	7%

ITEM 10	DIRECTORS AND OFFICERS

10.1	Name, Occupation and Security Holdings

The names, municipalities of residence, and positions of the directors and executive officers of the Company, and their principal occupations within the five preceding years, are as follows:

Name, Position and Municipality of Residence	Principal Occupation or Employment and If Not Previously Elected Director, Occupation During the Past Five Years	Number of Common Shares Beneficially Owned, Controlled or Directed (4)	First Year Served as a Director
Michael Winn(1) (2) (3) Chairman Laguna Beach, CA USA	Chairman of the Company since December 2004; President of Terrasearch Inc. (a private consulting company)	195,000	2004

Brian Bayley (1) (2) (3) Director Vancouver, BC Canada	Co-Chairman of Quest Capital Corp. (a public mortgage investment company) (TSX:QC); President of Quest from 2003 to 2007	150,000	2001

Alan Moon(1) (2) (3) Director Calgary, Alberta Canada	President of Crescent Enterprises Inc. (a private consulting company)	118,613	2004

Scott C. Larsen Officer & Director Dallas, Texas USA	President and CEO of the Company since 2004. Vice President and Secretary of the Company from 1999 to 2004.	252,153	2005

Hilda Kouvelis (5) Officer Dallas, Texas USA	Chief Financial Officer of the Company since January 2007; Controller of the Company since 2005; previously Controller at Assent Petroleum.	20,000	N/A

Jeffrey S. Mecom Officer Dallas, Texas USA	Secretary of the Company since May 2006; Vice President of the Company since May 2007; previously Vice President and Secretary of Aleris International, Inc.	25,000	N/A

Notes:

(1)	Member of the Audit Committee of TransAtlantic. The Company does not have an Executive Committee.

(2)	Member of the Compensation Committee of TransAtlantic.

(3)	Member of the Corporate Governance Committee of TransAtlantic.

(4)	Shares beneficially owned, directly or indirectly, or over which control or direction was exercised as of March 31, 2008 is based on information furnished to the Company by individual directors and officers.

(5)	Replaced Chris H. Lloyd as Chief Financial Officer on January 10, 2007.

As of March 31, 2008, the officers and directors of the Company, as a group, beneficially own 760,766 common shares, less than 2% of the total shares issued and outstanding. The term of office of each of the directors of the Company expires at the next annual meeting of shareholders of the Company.

10.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Each of the directors currently serves on the board of directors of other public companies. With respect to these companies or other companies on which any of the proposed TransAtlantic Board members were previously a director, it should be noted that within the past 10 years, Mr. Bayley has served on the board of one company which was denied an exemption from certain securities regulations and two companies who were the subject of cease trading orders. In 2002, VisualLABS Inc., now called PetroFalcon Corporation, was denied certain exemptions with respect to a private placement until the placement was ratified by the shareholders. The shareholders ratified the private placement and the exemptions were reinstated. In 2003, Esperanza Silver Corporation was the subject of a cease trading order for failure to file financial statements. The cease trading order was rescinded upon the company filing the financial statements. In 2003, American Natural Energy Corporation (“ANEC”) was the subject of a cease trading order for failure to file financial statements. The cease trading order was rescinded upon the company filing the financial statements. In 2007, ANEC was again the subject of a cease trading order for failing to file financial statements, and the order has not yet been rescinded.

10.3	Conflicts of Interest

To the extent any conflicts of interest of any directors or officers arise from time to time, they will be governed by and resolved in accordance with the applicable provisions of the Company’s governing corporate legislation. As an Alberta corporation trading on the Toronto Stock Exchange, the Company is subject to the corporate laws and regulations of Alberta, the rules of the Toronto Stock Exchange as well as its own charter and by-laws.

In April 2007, the Company entered into a $3 million short-term standby bridge loan from Quest. In August 2007, the Company and Quest increased the loan facility to $4 million, and the Company drew down the additional $1 million under the same terms as the original agreement. In November 2007, the Company paid down $2 million in principal on the loan in connection with the sale of its South Gillock property and extended the maturity date on the outstanding principal balance of $2 million to March 31, 2008. In March 2008, Quest and the Company extended the maturity date to April 30, 2008. Brian Bayley, a director of the Company, is Co-Chairman of Quest. Mr. Bayley abstained from decisions relating to the bridge loan. Michael Winn is a director of the Company and was also a director of Quest at the time of the transactions. He likewise abstained from decisions relating to the bridge loan.

ITEM 12	LEGAL PROCEEDINGS

The Company is not involved in any material litigation at the present time.

ITEM 13	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

In June 2005, the Company sold its Bahamian subsidiary which owned a 30% interest in OML 109 to Summit Oil Limited. As part of the transaction, the Company received the right to deferred payments of up to a maximum of $16 million based on the success of the future exploration and development on the concession. The Company agreed to pay a bonus to the Company’s President, Scott Larsen, for his efforts in completing this transaction equivalent to 3.75% of of the deferred payments, if and when received, up to a maximum of $600,000.

In April 2007, the Company entered into a $3 million short-term standby bridge loan from Quest. At closing, the Company paid Quest a loan fee totaling 132,353 shares of the Company’s common stock at a deemed price of $0.68 per share. The Company drew down $1 million on the loan on April 16 and issued 64,766 shares to Quest at a deemed issue price of $0.77 per share. The Company drew down $1.5 million on the loan on May 9 and issued 102,174 shares to Quest at a deemed issue price of $0.73 per share. On August 10, 2007, the Company and Quest amended the credit agreement to increase the loan amount available to the Company from $3 million to $4 million. At closing of the amendment, the Company drew down $1 million on the loan and issued 139,456 shares to Quest on August 10 at a deemed issue price of $0.58 per share. On November 9, 2007, the Company paid down $2 million in principal on its short-term loan agreement with Quest and extended the maturity date for the outstanding principal loan balance of $2 million to March 31, 2008 under existing terms. In March 2008, Quest and the Company extended the maturity date to April 30, 2008. The outstanding principal balance bears interest at an effective annual rate of 16.27%. Brian Bayley, a director of the Company, is Co-Chairman of Quest Capital Corp. Mr. Bayley abstained from decisions relating to the Quest loan. Michael Winn is a director of the Company and was also a director of Quest Capital Corp. at the time of the transactions. He likewise abstained from decisions relating to Quest loan.

ITEM 14	TRANSFER AGENT AND REGISTRAR

The Company’s Transfer Agent and Registrar is Computershare Trust Company of Canada, Suite 600, 530—8th Avenue S.W., Calgary, Alberta, T2P 3S8.

ITEM 15	MATERIAL CONTRACTS

The Company has no material contracts that were entered into within the most recently completed financial year, or before the most recently completed financial year but which are still in effect, other than contracts entered into in the ordinary course of the Company’s business or the following:

1.	Warrant Indenture dated December 1, 2006 between the Company and Computershare Trust Company of Canada pursuant to which 4,719,375 warrants are issued and outstanding, each warrant entitling the holder thereof to purchase one common share of the Company at a price of $1.05 until December 4, 2008 but this expiry date may be accelerated if the weighted average trading price of the common shares of the Company on the Exchange exceeds $1.55 for 20 consecutive days.

2.	Credit Agreement dated April 16, 2007, as amended, between the Company and Quest Capital Corp. pursuant to which the Company borrowed $4 million. On November 9, 2007, the Company paid down $2 million in principal and extended the maturity date for the outstanding principal loan balance of $2 million to March 31, 2008 under existing terms. In March 2008, Quest and the Company extended the maturity date to April 30, 2008. The outstanding principal balance bears interest at an effective annual rate of 16.27%.

ITEM 16	INTERESTS OF EXPERTS

The accounting firm of KPMG LLP with offices in Calgary, Alberta audited the Consolidated Financial Statements of the Company dated as at December 31, 2007. KPMG LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

ITEM 17	ADDITIONAL INFORMATION

Additional information regarding the Company may be found on the SEDAR website at www.sedar.com. Information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities of the Company and interests of insiders in material transactions, where applicable, is also contained in the Company’s Information Circular dated March 30, 2007 in connection with the annual and special meeting of shareholders of the Company which was held May 15, 2007. Additional financial information is provided in the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2007 and in Management’s Discussion and Analysis also for the year ended December 31, 2007.

Appendix A

TRANSATLANTIC PETROLEUM CORP.

AUDIT COMMITTEE

TERMS OF REFERENCE

A.	Purpose

The purpose of the Audit Committee of the Board of Directors (the “Committee”) is to assist the Board of Directors of the Corporation in fulfilling its responsibilities in relation to financial matters, including monitoring and overseeing the quality of the financial reporting and systems of internal control and risk management of the Corporation. The Committee shall serve as the authority to which the external auditors of the Corporation report.

B.	Mandate

Management is responsible for preparing the interim and annual financial statements of the Corporation and for maintaining a system of risk assessment and internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. The Committee is responsible for reviewing and monitoring management’s actions. The Committee shall:

1.	Financial Reporting.

(a)	review with management and the Corporation’s external auditors, the Corporation’s financial reporting in connection with the annual audit and the preparation of the financial statements, including, without limitation, the judgement of the external auditors as to the quality and appropriateness of the accounting principles as applied by the Corporation in its financial reporting;

(b)	review with the external auditors, before completion of the annual audit of the Corporation, the financial statements and the report of the external auditors thereon, in order to ensure that the external auditors are satisfied with the disclosure made to them of the required information and with the content of the financial statements;

(c)	review and recommend to the Board of Directors for approval, the audited annual financial statements of the Corporation and Management’s Discussion and Analysis in respect thereof, and the financial information contained in the Corporation’s Annual Information Form, Annual Report and Management Proxy Circular, prior to the public release thereof by the Corporation;

(d)	review the unaudited interim financial statements of the Corporation and Management’s Discussion and Analysis in respect thereof with management and consult with the external auditors, as may be appropriate, and recommend to the Board of Directors approval of the unaudited financial statements and MD&A and the public release thereof by the Corporation;

(e)	review annual and interim earnings press releases before the Corporation publicly discloses this information;

(f)	periodically review the procedures used to confirm the accuracy of the Corporation’s public disclosure of financial information extracted or derived from the financial statements of the Corporation;

(g)	review with management, the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements;

(h)	review management’s plans regarding any changes in accounting practices or policies and the financial impact thereof; and

(i)	review accounting, tax and financial aspects of the operations of Corporation as the Committee considers appropriate.

2.	Appointment and Oversight of External Auditors.

(a)	annually make a recommendation to the Board of Directors as to the re-appointment or appointment of the external auditors of the Corporation;

(b)	review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors’ independence, including, without limitation, (A) requesting, receiving and reviewing, on a periodic basis, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation, (B) discussing with the external auditors any disclosed relationships or services that the0 external auditors believe may affect the objectivity and independence of the external auditors, and (C) recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself of the external auditors’ independence;

(c)	pre-approve all non-audit services of the Corporation’s external auditors, and review fees paid for these engagements;

(d)	review and approve the Corporation’s hiring practises regarding partners, employees and former partners and employees of the present and former external auditors;

(e)	review and recommend to the Board of Directors the basis and the amount of the external auditors’ fees;

(f)	review and approve the audit plans of the external auditors of the Corporation;

(g)	be responsible for overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting, and require that the external auditor report directly to the Committee; and

(h)	meet from time to time separately with the external auditors to discuss matters of mutual interest, and to consider any matter that they recommend bringing to the attention of the full Board of Directors.

3.	Internal Controls.

(a)	review the adequacy of internal controls and procedures related to the expense accounts of officers of the Corporation ;

(b)	review with management, and the external auditors, the effectiveness of the Corporation’s internal controls, and determine whether the Corporation is in compliance with legal and regulatory requirements and with the Corporation’s policies;

(c)	establish procedures for receipt, retention and treatment of complaints and concerns regarding accounting, internal controls or audit matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

(d)	review with external auditors any corporate transactions in which Directors or officers of the Corporation have a personal interest.

4.	Risk Management.

(a)	review with management and the external auditors their assessment of significant risks and exposures;

(b)	review and assess the steps that management has taken to mitigate such risks; and

(c)	review management’s program to obtain appropriate insurance to mitigate risks.

5.	General

(a)	fulfill any other responsibilities and duties required of the Committee pursuant to applicable law.

6.	Duties of Audit Committee as Reserves Committee

(a)	review, with reasonable frequency, the Company’s procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with the disclosure requirements and restrictions of National Instrument 51-101;

(b)	review each appointment by the Company of an independent qualified reserves evaluators or auditors, in the case of any proposed change in such appointment, determine the reasons for the proposed change and whether there have been disputes between the appointed qualified reserves evaluator or auditor and management of the Company;

(c)	review, with reasonable frequency, the Company’s procedures for providing information to the qualified reserves evaluators or auditors who report on reserves data for the purposes of National Instrument 51-101;

(d)	before approving the filing of reserves data and the report of the qualified reserves evaluators or auditors thereon, meet with management and each qualified reserves evaluator or auditor appointed by the Company, to

(i)	determine whether any restrictions affect the ability of the qualified reserves evaluator or auditor to report on reserves data without reservation; and

(ii)	review the reserves data and the report of the qualified reserves evaluator or auditor thereon; and

(e)	review, approve and recommend for approval to the Board

(i)	the content and filing of the statement of Reserves Data and other information specified in Form 51-101F1;

(ii)	the filing of the report of the independent qualified reserve evaluator or auditor in accordance with Form 51-101F2; and

(iii)	the content and filing of the report of Management and Directors in accordance with Form 51-101F3.

C.	Committee and Procedures

1.	Composition of Committee.

(a)	The Committee shall consist of not less than three Directors of the Corporation.

(b)	The members of the Committee shall meet any independence requirements of applicable law.

(c)	All members of the Committee shall be financially literate as determined by the Board of Directors from time to time and, although not mandatory, it is preferable that at least one member of the Committee be a financial expert within the meaning of applicable law and stock exchange guidelines.

(d)	Determinations as to whether a particular Director satisfies the requirements for membership on the Committee shall be made by the full Board of Directors.

2.	Appointment of Committee Members

Members of the Committee shall be appointed from time to time and shall hold office at the pleasure of the Board. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill any vacancy if the membership of the Committee is less than three Directors.

3.	Committee Chair

The Committee shall elect a Chair for the Committee from among its independent members.

4.	Absence of Committee Chair

If the Chair of the Committee is not present at any meeting of the Committee, one of the other independent members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

5.	Secretary of Committee

The Committee shall appoint a Secretary for each meeting.

6.	Meetings

The Committee shall meet at least four times per year and shall meet at such other times during each year as it deems appropriate. In addition, the Chair of the Committee may call a special meeting of the Committee at any time.

7.	Quorum

A majority of the members of the Committee shall constitute a quorum.

8.	Notice of Meetings

Notice of the time and place of every meeting shall be given in writing (including by way of written facsimile communication) to each member of the Committee at least 24 hours prior to the time fixed for such meeting, provided however, that a member may in any manner waive a notice of a meeting; and attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

9.	Attendance of the Corporation’s Officers at Meetings

At the invitation of the Chair of the Committee, one or more officers of the Corporation may attend all or any portion of any meeting of the Committee.

10.	Procedure, Records and Reporting

Subject to any statute and the articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board). The minutes of its meetings shall be tabled at the next meeting of the Board.

11.	Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.

12.	Retention of Advisers

The Committee has the authority:

(a)	to engage independent counsel and other advisers as it determines necessary to carry out its duties;

(b)	to set and pay (at the expense of the Corporation) the compensation for any advisors employed by the Committee; and

(c)	to communicate directly with the external auditors.

13.	Review of Terms of Reference

The Committee shall review and reassess the adequacy of these Terms of Reference at least annually, and otherwise as it deems appropriate, and recommend changes to the Board.

C.	Whistle Blower Policy – Accounting Matters

1.	Complaints

The Committee shall establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Complaints regarding accounting, internal accounting controls, or auditing matters may be submitted to the Company in accordance with this policy. Complaints may be made anonymously and, if not made anonymously, the identity of the person submitting the complaint will be kept confidential.

Upon receipt of a complaint, the Chair will conduct or designate a member of the Committee to conduct an initial investigation. In all cases, the matter will be brought before the Committee for a determination of further investigation and action.

Records of complaints made and the resulting action or determination with respect to the complaint shall be documented and kept in the records of the Committee for a period of three years.

The Committee shall review this Whistle Blower Policy - Accounting Matters annually.

2.	Reporting

The Committee shall make regular reports to the Board concerning its activities.

Approved by the Board of Directors of Corporation as of the 15th of March, 2006; Reviewed and reaffirmed by the Board of Directors as of the 14th of March 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSATLANTIC PETROLEUM CORP.

Date:	April 4, 2008	By:	/s/ Jeffrey S. Mecom
Jeffrey S. Mecom
Vice President and Secretary